Exhibit 99.1

GREENBROOK TMS INC.

ANNUAL INFORMATION FORM

Year ended December 31, 2020

March 30, 2021

(i)

GENERAL MATTERS

Unless otherwise noted or the context requires: (a) all references in this Annual Information Form to the “Company”, “Greenbrook”, “we”, “us” or “our” refer to Greenbrook TMS Inc. together with our subsidiaries, on a consolidated basis, as of the date hereof; (b) all references to “federal” refer to the departments and agencies of the federal government of the United States of America; and (c) the defined terms below shall have the following meanings, respectively:

“Fiscal 2018” means the financial year ended December 31, 2018 of the Company.

“Fiscal 2019” means the financial year ended December 31, 2019 of the Company.

“Fiscal 2020” means the financial year ended December 31, 2020 of the Company.

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

We present our financial statements in United States dollars and disclose certain financial information in this Annual Information Form in United States dollars. In this Annual Information Form, references to “$”, “US$” or “U.S. dollars” are to United States dollars and references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages throughout this Annual Information Form may not reconcile due to rounding.

This Annual Information Form includes references to trademarks and trade names of other companies, which trademarks and trade names are the property of their respective owners. This Annual Information Form also includes references to certain of our trademarks and trade names which are protected under applicable intellectual property laws and are our property. See “Business of the Company – Intellectual Property”. Solely for convenience, trademarks and trade names referred to in this Annual Information Form may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we or the applicable owner of such intellectual property rights will not assert, to the fullest extent under applicable law, our or their rights to these trademarks and trade names.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (“Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding common shares of the Company (the “Common Shares”), such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). Unless otherwise indicated, all Common Share numbers in this Annual Information Form have been adjusted to give effect to such Share Consolidation.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under “Industry Overview”, “Business of the Company”, “Dividend Policy” and “Risk Factors”.

Forward-looking information in this Annual Information Form includes, among other things, statements relating to:

•	our expectations regarding our revenue, expenses and operations;

•	changes in laws and regulations affecting the Company and the regulatory environments in which we operate;

•	our expectations regarding the potential market opportunity for the delivery of Transcranial Magnetic Stimulation (“TMS”) therapy;

•	our expectations regarding our growth rates and growth plans and strategies, including expectations regarding future growth of the TMS market;

•	potential expansion of additional therapeutic indications approved for TMS therapy by the U.S. Food and Drug Administration (“FDA”);

•	our business plans and strategies;

•	our expectations regarding the implementation of the Spravato® Pilot Program (as defined below);

•	changes in reimbursement rates by insurance payors;

•	our expectations regarding the outcome of litigation and payment obligations in respect of prior settlements;

•	our ability to attract and retain medical practitioners and qualified technicians at our TMS Centers (as defined below);

•	our competitive position in our industry and our expectations regarding competition;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	our expectations regarding geographic expansions;

•	our expectations regarding new TMS Center openings and the timing thereof;

•	successful execution of internal plans;

•	anticipated costs of capital investments;

•	our intentions with respect to the implementation of new accounting standards; and

•	the impact of COVID-19 (as defined below) on our business.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

The forward-looking information in this Annual Information Form is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the following risk factors described in greater detail under the heading “Risk Factors”:

•	successful execution of our growth strategies;

•	inability to attract key managerial and other non-medical personnel;

•	risks related to changes in reimbursement rates by commercial insurance plans, Medicare and other non-Medicare government insurance plans;

•	imposition of additional requirements related to the provision of TMS therapy by commercial insurance plans, Medicare and other non-Medicare government insurance plans that increase the cost or complexity of furnishing TMS therapy;

•	reduction in reimbursement rates by higher-paying commercial insurance providers;

•	dependency on referrals from physicians and failure to attract new patients;

•	failure to recruit and retain sufficient qualified psychiatrists;

•	ability to obtain TMS Devices (as defined below) from our suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect our suppliers or cause disruption to their businesses;

•	failure to reduce operating expenses and labor costs in a timely manner;

•	inability to achieve or sustain profitability in the future or an inability to secure additional financing to fund losses;

•	risks related to the use of partnerships and other management services frameworks;

•	risks associated with leasing space and equipment for our TMS Centers;

•	inability to successfully open and operate new TMS Centers profitably or at all;

•	risks associated with geographic expansion in regions which may have lower awareness of our brand or TMS therapy in general;

•	claims made by or against us, which may result in litigation;

•	risks associated with professional malpractice liability claims;

•	reduction in demand for our services as a result of new drug development and/or technological changes within our industry;

•	impact of uncertainty related to potential changes to U.S. healthcare laws and regulations;

•	risks associated with anti-kickback, fraud and abuse laws;

•	risks associated with compliance with laws relating to the practice of medicine;

•	the constantly evolving nature of the regulatory framework in which we operate;

•	costs associated with compliance with U.S. federal and state laws and regulations and risks associated with failure to comply;

•	assessments for additional taxes, which could affect our operating results;

•	inability to manage our operations at our current size;

•	our competitive industry and the size and resources of some of our competitors;

•	the labor-intensive nature of our business being adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees;

•	insurance-related risks;

•	complications associated with our billing and collections systems;

•	material disruptions in or security breaches affecting our information technology systems;

•	disruptions to the operations at our head office locations;

•	upgrade or replacement of core information technology systems;

•	natural disasters and unusual weather;

•	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;

•	inability to maintain effective controls over financial reporting;

•	risks associated with dilution of equity ownership;

•	volatility in the market price for the Common Shares;

•	prolonged decline in the price of the Common Shares reducing our ability to raise capital;

•	significant influence of Greybrook Health Inc. (“Greybrook Health”);

•	increases to indebtedness levels causing a reduction in financial flexibility;

•	future sales of our securities by existing shareholders causing the market price for the Common Shares to decline;

•	impact of future offerings of debt securities on dividend and liquidation distributions;

•	no cash dividends for the foreseeable future;

•	an active, liquid and orderly trading market for Common Shares failing to develop;

•	different shareholder protections in Canada as compared to the United States and elsewhere;

•	treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes;

•	any issuance of preferred shares may hinder another person’s ability to acquire us;

•	our trading price and volume could decline if analysts do not publish research or publish inaccurate or unfavorable research about us or our business;

•	increases to costs as a result of operating as a U.S. public company;

•	our potential to incur significant additional costs if we lost “foreign private issuer” status in the future; and

•	risks related to forward-looking information contained in this Annual Information Form.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Information Form in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Annual Information Form represents our expectations as of the date of this Annual Information Form (or as of the date they are otherwise stated to be made) and are subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws in Canada and the United States.

All of the forward-looking information contained in this Annual Information Form is expressly qualified by the foregoing cautionary statements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Annual Information Form were obtained from third party sources, industry reports, journals, studies and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the health care industry, markets and economies (including our opinions, estimates and assumptions relating to such industry, markets and economies based on that knowledge). Certain statistical information and market research contained in this Annual Information Form, such as the results of studies or surveys, are based on surveys or studies conducted by independent third parties. We believe that the industry, market and economic data presented throughout this Annual Information Form is accurate and, with respect to data prepared by us or on our behalf, that our opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe the market and industry data included in this Annual Information Form to be reliable, and we are responsible for all of the disclosure in the Annual Information Form, we caution you that we have not independently verified any of the data from third party sources referred to in this Annual Information Form, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying industry, market, economic and other assumptions relied upon by such sources. Industry, market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

Greenbrook TMS Inc. was incorporated in Ontario, Canada, under the Business Corporations Act (Ontario) (the “OBCA”) on February 9, 2018 as a wholly-owned subsidiary of our predecessor parent company, TMS NeuroHealth Inc. (now TMS NeuroHealth Centers Inc. (“TMS US”)), a corporation incorporated in 2011 under the laws of the State of Delaware. On March 29, 2018, the Company and TMS US completed a corporate reorganization pursuant to which all of the holders of common stock of TMS US exchanged their holdings of common stock of TMS US for our Common Shares, resulting in TMS US becoming a wholly-owned subsidiary of Greenbrook (the “Reorganization”). In connection with the Reorganization, a total of 37,524,375 shares of common stock of TMS US were exchanged for 37,524,375 Common Shares (on a pre-Share Consolidation basis). On September 28, 2018 in connection with the Canadian IPO (as defined below), Greenbrook filed articles of amendment to increase the minimum and maximum size of the board of directors, to remove the transfer restrictions on the Common Shares and to remove certain other private company restrictions.

On October 3, 2018, we completed our initial public offering in Canada (the “Canadian IPO”) of 10,000,000 Common Shares (on a pre-Share Consolidation basis) in Canada that were distributed by us upon the exercise or deemed exercise of 10,000,000 outstanding special warrants of the Company, which exercises required no additional payment to us by the applicable warrantholders.

In conjunction with the Canadian IPO, the Common Shares were listed for trading on the TSX under the symbol “GTMS” on October 3, 2018.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing the Board to amend our Articles to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX. On March 12, 2021, the Common Shares were certified for listing on the Nasdaq and on March 16, 2021, the Common Shares commenced trading on the Nasdaq under the symbol “GBNH”.

The following chart identifies our material subsidiaries, their governing jurisdictions and the percentage of their voting securities which are beneficially owned, or controlled or directed, directly or indirectly, by Greenbrook:

Note:

(1)	Our 128 TMS Center locations are operated through individual operating limited liability companies existing under the laws of the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon and California. In certain circumstances, the Company partners with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain of our TMS Center operating limited liability companies. We currently have 75 wholly-owned TMS Centers and 53 TMS Centers in which we have a controlling interest, each through the applicable TMS Center Operating LLCs.

As of the date of this Annual Information Form, our network consists of 128 TMS Center locations spanning 13 management regions in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon and California.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4 and our telephone number is 416-915-9100. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, United States, 22102. We have designated TMS US as our agent for service of process in the United States and its address is 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

Industry Overview

Depression – Disease Overview

Major Depressive Disorder (“MDD”) is a mood disorder characterized by depressed mood and/or a loss of interest or pleasure from activities. Other common signs and symptoms that define the condition include feelings of worthlessness or guilt, sleep disturbance, changes in appetite or weight, psychomotor slowing or agitation, fatigue, concentration difficulties, and recurrent thoughts of death or suicide. (Source: American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fifth edition, or DSM-5).

MDD is often a recurrent disease and follows a fluctuating course over an individual’s lifetime, with alternating periods of remission and relapse. Experiencing one episode of MDD places the individual at an estimated 50% risk of experiencing an additional episode of MDD in the future. Approximately 80% of individuals who have experienced two episodes of MDD will experience an additional episode in the future (Sources: American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, fourth edition; Interpersonal Factors in the Origin and Course of Affective Disorders, 1996; American Journal of Psychiatry, 1992 Aug; 149(8)).

A clinical diagnosis of MDD is determined by conducting a clinical exam and interview to establish if the patient is experiencing the combination of symptoms as defined in the DSM-5. The severity of a patient’s symptom profile is typically measured using a standardized rating scale. These scales can be derived from a patient-driven, self-reported questionnaire, such as the Patient Health Questionnaire-9 (“PHQ-9”), or from an observer-dependent and interview-based scale, such as the Hamilton Depression Rating Scale (“HAMD”). These rating scales, among other diagnostic criteria, can be used to grade a patient’s MDD symptoms on a continuum from mild to severe. In addition to the depression symptoms and their negative impact on quality of life, MDD is also commonly associated with a number of serious co-morbidities, including other mental health disorders, with an estimated 65.8% of patients with recurrent MDD suffering from accompanying psychiatric conditions or substance abuse disorders (Source: American Journal of Psychiatry,1997 Dec; 154(2)). MDD patients also have a substantially increased risk of committing suicide and increased risk for other conditions, such as heart disease (Sources: Acta Psychiatrica Scandinavica, 2008 Mar, 117(3); Frontiers in Psychiatry, 2016 Jul; 33(7)). The common and most widely accepted clinical measurement threshold for determining whether there has been a positive response to treatment of MDD is a significant decrease in depressive symptoms as measured using a standardized ratings scale from certain baseline scores. Where a patient demonstrates few or no symptoms at all, the patient is commonly referred to as being “in remission”. The return of symptoms is commonly referred to as a “relapse”.

As with many psychiatric disorders, the direct causes of MDD and underlying pathophysiology remain to be fully elucidated. However, a variety of interrelated factors are known to likely be involved, including (i) the physical and neurochemical status of the brain, including specific brain regions, (ii) hormonal changes, (iii) genetics, (iv) acute life events, (v) chronic stress, (vi) childhood exposure to adversity, and (vii) a myriad of other environmental factors. A signaling network in the brain that is known to function in the regulation of mood, and is believed to play a significant role in the occurrence of MDD, is a circuit that includes the prefrontal cortex, the anterior cingulate cortex and the limbic brain structures (Source: CMAJ, 2009 Feb; 180(3)). This network, and all other networks and signaling structures in the brain, are created by connections between neurons, the individual nerve cells in the brain. A neuron is a specialized cell-type that responds to both chemical and electrical signals and is connected to other neurons through specialized cell-to-cell connections known as synapses. The release of chemical messengers, or neurotransmitters, in the brain occurs across these synapses and results in changes in the electrical properties of the receiving neuron and the further propagation of the signal in the brain to form neuronal circuits.

This communication process between two neurons across individual synapses or between different regions of the brain is ordinarily regulated by feedback mechanisms that result in the decreased release of neurotransmitter signals through a process known as reabsorption or reuptake, in which the neurons actively reabsorb the neurotransmitters back into the cell once adequate signaling has occurred. In people with MDD, however, this complex system of neuronal communication is impaired and does not function properly. In MDD, a number of causes may underlie this impaired signaling. For example, specialized neurotransmitter receptors may be either oversensitive or insensitive to a specific neurotransmitter, causing their response to its release to be either excessive or inadequate, or the signal might also be weakened if the originating cell produces too little of a neurotransmitter or if the reuptake process is too active and reabsorbs too much of the neurotransmitter to allow for proper signaling.

It is now widely accepted in neuroscience that improper regulation of one or more of the three major neurotransmitters, serotonin, norepinephrine and dopamine, plays a role in the emergence of depression. This understanding has been essential to the development of psychiatric drugs and the treatment of depression based on targeting chemically-based mechanisms underlying mood regulation. In contrast to chemically-based treatment, TMS therapy is a newer treatment paradigm that instead uses a targeted, circuit-based approach that relies on the ability of electrical mechanisms to help restore and augment neurotransmitter signaling to help re-establish proper function to neuronal pathways to treat depression.

The images below illustrate brain activity as measured by positron emission tomography, or PET, imaging for patients suffering from MDD as compared to normal functioning brain activity (blue and green represents decreased brain activity) (Source: Mayo Foundation):

Depressed	Not Depressed

Prevalence and Societal Cost

The World Health Organization (the “WHO”) now ranks MDD as the single largest contributor to global disability and a major contributor to the occurrence of suicide worldwide (Source: Depression and Other Common Mental Disorders – Global Health Estimates (WHO 2017)). A study published in the Journal of Clinical Psychiatry estimated the economic burden of the disease at approximately US$210 billion annually in the United States alone, including outpatient and inpatient medical costs, pharmacy costs, suicide related costs and workplace costs (Source: Journal of Clinical Psychiatry, 2015 Feb; 76(2)). A study published in Psychological Medicine reported that the global point prevalence of MDD is approximately 4.7% (Source: Psychological Medicine, 2013 Mar; 43(3)) and the WHO estimates that there are over 300 million people in the world struggling with depression (Source: Depression and Other Common Mental Disorders – Global Health Estimates (WHO 2017)).

Traditional Treatment Options

In the United States, an initial diagnosis of MDD in adult patients is typically determined by the patient’s primary care physician. Upon diagnosis, the most common form of treatment for MDD is the prescribing of an initial course of antidepressant medication, which may or may not be accompanied by psychotherapy. The physician would typically discuss a number of different treatment options with the patient and then design a treatment plan tailored to the patient’s specific symptoms, personal preferences and the psychiatric services available in proximity to the patient’s home or workplace.

The most commonly prescribed antidepressant medications are selective serotonin reuptake inhibitors (“SSRIs”). SSRIs primarily act to affect the levels and activity of serotonin in the brain and attempt to combat depression by blocking or inhibiting the reuptake of this particular neurotransmitter, thereby increasing the levels of available serotonin to promote proper signaling. Different classes of antidepressant medications also work on different combinations of underlying neurotransmitters. For example, serotonin norepinephrine reuptake inhibitors (SNRIs) work by blocking the reuptake of both serotonin and norepinephrine. Other medications may have more diverse effects on all three major neurotransmitters. During the initial treatment period, patients commonly suffer from negative side effects that may offset any benefits in symptoms experienced and result in discontinuing treatment. Therefore, it is common for a patient and their primary care physician to experiment with different antidepressant drugs and drug combinations before determining a medication regimen for the patient that provides both adequate symptom relief and is tolerable from a side effect perspective.

Depression-focused psychotherapy, or “talk therapy”, is also commonly recommended as a treatment option for patients suffering from MDD. Psychotherapy is generally implemented as part of a treatment plan in conjunction with the use of antidepressant medication. Two of the most well studied and commonly available psychotherapy techniques for MDD are cognitive behavioral therapy and interpersonal psychotherapy, both of which are interactive therapies conducted between a trained professional and the patient.

If initial treatment approaches do not sufficiently relieve a patient’s symptoms, a primary care physician will often refer the patient to a psychiatrist trained in psychopharmacology. There are a substantial number of drugs and drug combinations that a psychiatrist may consider as second line therapies for MDD after an initial treatment has failed. For example, a psychiatrist may recommend combining two or more antidepressant medications, which is referred to as “combination therapy”, or using a second medication such as an atypical antipsychotic drug that is not an antidepressant along with the initial antidepressant medication to potentially augment the efficacy of such antidepressant, which is referred to as “augmentation”.

Other, later-stage treatment options, such as electroconvulsive therapy (“ECT”) and vagus nerve stimulation (“VNS”), are associated with greater medical risk, and are usually only considered for patients with severe cases of MDD. ECT is a hospital-based, inpatient treatment approach that is typically reserved for patients exhibiting the most severe MDD symptoms and is implemented most commonly in patients that are experiencing catatonia, psychosis, or acute suicidality that necessitate inpatient hospitalization. ECT involves the direct application of high voltage electrical current to the surface of the head and must be administered under anesthesia. VNS is the most invasive treatment option currently approved by the FDA for MDD and is usually only considered for patients who have proven to be severely treatment resistant. VNS involves the surgical implantation of a stimulating electrode that is wrapped around the vagus nerve, which travels through the neck near the carotid artery, and a pulse generator that is separately implanted under the skin near the patient’s collarbone. The pulse generator sends electrical impulses to the electrode with the aim of stimulating the regions of the brain known to be directly associated with the regulation of mood.

Limitations of Traditional Treatment Options

Although a large number of antidepressant drugs have been approved and can be efficacious in subsets of patients in relieving depression symptoms, drug therapy has two primary limitations as it relates to the treatment of MDD:

1.	Limited efficacy, which can decline with each successive cycle of medication, with respect to both the same or different class(es) of antidepressant drugs; and

2.	Treatment-emergent negative side effects and toxicities causing poor patient treatment adherence or discontinuation of treatment therapy altogether.

The limitations of drug therapy in MDD were well demonstrated in the Sequenced Treatment Alternatives to Relieve Depression Study (the “STAR*D Study”) conducted by the U.S. National Institute of Mental Health that enrolled 4,041 adult patients (aged 18-75) suffering from MDD at 41 clinical sites in order to examine the outcome of a sequenced series of antidepressant medication attempts that replicated current views on best practices. In the STAR*D Study, the results of which were published in 2006, only approximately 49% of patients responded to their first course of medication, and 28% of patients achieved remission in their first course of medication. Only approximately 21% of patients achieved remission in their second course of medication.

Many patients taking antidepressant medications experience negative and/or intolerable side effects to treatment that contribute to a delay or failure in attaining an effective or optimal antidepressant dose, poor patient treatment adherence or discontinuation of treatment altogether. Furthermore, the likelihood of achieving remission is limited and such likelihood declines with each successive medication attempt (Source: STAR*D Study). Antidepressant medication therapy for the treatment of MDD is often administered along with a recommendation for a depression-focused psychotherapy. While these treatment options have demonstrated efficacy in some clinical studies, they are also associated with limitations in practice. For instance, the experience level of the therapist may significantly affect the treatment outcome and access to such therapy can be limited for many patients.

The other treatments that offer patients alternatives where drugs and psychotherapy have failed, ECT and VNS, can have significant disadvantages when compared to TMS. ECT typically requires general anesthesia and must be administered in a controlled hospital setting with direct access to emergency resuscitation equipment. ECT is typically administered three times per week for up to 12 treatments, with some patients requiring as many as 20 treatments. Some patients experience a rapid return of symptoms after a course of ECT, requiring ongoing maintenance sessions to sustain benefit. The two most common side-effects ECT patients may experience are confusion and memory loss, each of which can occur immediately following a treatment session. Other side effects may include nausea, headache, jaw pain, muscle ache, hypertension and hypotension and life-threatening complications including adverse reactions to anesthesia, arrhythmias, ischemia or prolonged seizures. (Source: Psychiatric Clinics of North America, 2016 Sep; 39(3)). Despite the risks and potential side-effects of ECT, VNS is actually considered the most invasive treatment option currently approved by the FDA for MDD patients who have proven to be severely treatment resistant. The surgical implantation of the VNS device (both stimulating electrode and pulse generator) introduces risks including infection or local damage to the recurrent laryngeal nerve, which may lead to permanent voice alteration. Other significant potential adverse events associated with VNS include risk of developing cardiac arrhythmias and the need for repeated invasive procedures required to replace the pulse generator battery (Source: Psychiatry (Edgmont), 2006 May; 3(5)). VNS has a delayed onset of action, requiring up to a year to realize its full potential. Lastly, complications and delays relating to reimbursement for the implantation and ongoing monitoring of the VNS device results in limiting access to the procedure for many patients.

TMS as a Safe and Effective Treatment Alternative

Overview of TMS

TMS is differentiated from traditional drug therapy approaches for the treatment of MDD and represents a different paradigm for the treatment of depression. TMS uses a pulsed magnetic field to induce electrical currents in neural tissue designed to stimulate specific areas of the brain associated with mood. The target for stimulation and activation in TMS to treat MDD is the prefrontal cortex, which serves as a starting point to regulate the neuronal circuitry connected to this region of the brain. This stimulation triggers a cascading electro-chemical effect that can pass along the neuronal circuit and reach into the deeper structures of the brain that also serve to regulate mood. This process can change the level of excitability and neuronal connections among these structures in a manner that improves the overall activity of the neuronal circuit which is believed to underlie the improvement in MDD symptoms in responsive patients (Source: Frontiers in Human NeuroScience, 2013 Feb; 7(37)).

TMS is most commonly performed as an office-based procedure using an FDA-cleared medical device specifically designed to deliver the magnetic pulses necessary to stimulate the neurons. A course of treatment typically requires treatment sessions five times per week, conducted over a four- to six-week period that can last from 19 to 45 minutes per session. Post-TMS treatment, patients can immediately return to their normal routine, including driving home or to the workplace.

TMS is considered to be an appropriate alternative and a potentially life-changing treatment for a patient suffering from MDD who has failed to achieve satisfactory improvement from prior antidepressant medications and psychotherapy in the current MDD episode. One of the main advantages of TMS therapy is that it has few side effects, with the most common side effect being short-lasting mild pain or discomfort around the treatment site which typically only lasts during the first week of treatment. Other adverse reactions such as jaw and face pain, muscle pain, spasm or twitching, and neck pain were reported as mild or moderate and were also resolved shortly after treatment, as well as seizures in certain patients. The less severe side effects associated with TMS therapy make it an attractive option for patients, particularly when compared with more aggressive treatment options, such as ECT, which may have significant and relatively severe side effects which may include nausea, headache, jaw pain, muscle ache, hypertension and hypotension and life-threatening complications including adverse reactions to anesthesia, arrhythmias, ischemia or prolonged seizures. The side effect profile of TMS therapy also compares favorably to VNS, which is considered to be the most invasive therapy option approved by the FDA for MDD patients who have proven to be severely treatment resistant. VNS is associated with surgical related risks, such as infection or local damage to the recurrent laryngeal nerve, which may lead to permanent voice alteration.

Safety and Efficacy of TMS Therapy for MDD

TMS is an FDA-cleared, safe and effective neurostimulation therapy for the treatment of patients suffering from MDD. The safety and efficacy of TMS therapy has been demonstrated through two large, sham-controlled trials. For real world outcomes, a clinical trial was conducted on patients who failed to achieve satisfactory improvement from antidepressant medication treatment, demonstrated that approximately 58% of patients responded positively to TMS therapy, and approximately 37% of patients achieved remission of their MDD symptoms (Source: Depression and Anxiety, July 2012; 29(7)). Another analysis of patients in a multi-site, naturalistic observational clinical trial who consented to 12 months of follow-up showed a response rate of approximately 62% and a remission rate of 42% at six weeks, and a response rate of 68% and a remission rate of 45% at 12 months (Source: Journal of Clinical Psychiatry, 2014 Dec; 75(12)). This is contrasted with the results from the STAR*D Study on MDD drug treatment outcomes where only approximately 28% of patients achieved remission in their first round of drug treatment. For patients failing the first-line drug therapy and undergoing a second round of drug treatment, approximately 21% of patients achieved remission in their second medication attempt (Source: STAR*D Study). In addition to the higher efficacy rates, as measured by remission of MDD symptoms versus medication therapy, the discontinuation rate in the sham-controlled TMS clinical studies were approximately 5% (Source: Journal of Clinical Psychiatry, 2008 Feb; 69(2)), which is a marked contrast to the single medication treatment in the STAR*D Study in which the adverse events discontinuation rate increased from 9% to 41% as additional alternative monotherapy treatment attempts were administered (Source: STAR*D Study). These study results demonstrate TMS to be better tolerated by patients than medication therapy, with the most common side effect being transient pain or discomfort around the treatment site, with a minimal risk of seizures.

Notes:

(1)	Star*D Study.
(2)	Journal of Clinical Psychiatry, 2014 Dec; 75(12).
(3)	Journal of Clinical Psychiatry, 2004 Apr; 65(4); Biol Psychiatry, 2004 Feb; 55(3).

TMS Delivery Systems

TMS treatments are delivered through FDA-regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD. These devices are commonly referred to as TMS devices (a “TMS Device”). There are currently seven FDA-cleared TMS Devices on the market in the United States; these include NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Magstim, Horizon, MagVenture TMS Therapy, Cloud TMS, Nexstim and Apollo TMS. We currently have ongoing supply relationships with four of the seven TMS Device manufacturers (Neuronetics, Inc., BrainsWay Ltd. (“BrainsWay”), Nexstim Plc and MagVenture, Inc.) and we actively use four different TMS Devices in our centers. By not limiting ourselves to exclusive relationships with any particular device vendor, we believe we are well positioned to ensure that the best-in-class TMS technology can always be made available to our physicians and patients throughout our network of TMS Centers.

Key Benefits of TMS Therapy

•	Effective treatment option – In a clinical study, TMS demonstrated a response rate of approximately 62% and a remission rate of approximately 42% (Source: Journal of Clinical Psychiatry, 2014 Dec; 75(12)).

•	Positive patient experience with convenient treatments – TMS is a short office-based procedure administered in an office setting, allowing for convenient patient access. Patients can immediately return to their normal routine following each treatment session, including driving home or to the workplace.

•	Non-invasive and non-sedative procedure – In contrast to other second-line treatment alternatives, TMS therapy requires no anesthesia and no hospitalization.

•	Well-tolerated treatment option with no major side effects – TMS is generally well-tolerated with minor side effects experienced in a small subset of patients. The most common side effect is mild and temporary scalp discomfort. TMS is also associated with a minimal increase in the risk of seizures experienced in a small subset of patients. In contrast, drug therapy is often associated with side effects such as blurred vision, anxiety, weight gain, constipation, nausea and insomnia, and is less tolerated by patients as evidenced by the 42% rate of treatment discontinuance for patients that had received three separate medication trials in the STAR*D Study.

•	Compelling value proposition for insurance companies and reimbursed by all major insurance carriers in the United States – We believe that a broader adoption of TMS therapy is likely to significantly reduce costs to the U.S. healthcare system and broader economy due to the well documented economic burden of depression and related co-morbidities. Broader access could also help to address an underserved patient population with limited treatment alternatives based on poor access to traditional psychiatric treatments. Inpatient medical costs, pharmacy costs, suicide-related costs and workplace costs can be significantly reduced by providing access to care in the form of TMS therapy. The direct cost of a TMS treatment course in the United States ranges from approximately US$6,500 to US$10,000. TMS is equally compelling to the United States insurance providers (or other payors in the healthcare system) given that the costs are comparable to or, in many cases, less expensive than the ongoing cost of combination drug therapies and psychotherapy treatments typically associated with patients that are determined to be suitable candidates for TMS therapy. TMS therapy is now covered by all major commercial insurance carriers and Medicare, representing over 300 million covered lives in the United States.

Market Opportunity for the Delivery of TMS

Based on U.S. Census Bureau data and the 2017 National Survey on Drug Use and Health, management estimates that approximately 17.3 million adults in the United States suffer from MDD annually. Of these people, we estimate that approximately 7.4 million of these individuals actively seek treatment and, based on applying data from the STAR*D Study, approximately 5.3 million of these patients are likely to have failed to achieve remission of their MDD from a course of antidepressant drug therapy.

Based on these figures and expected provider revenues for a standard course of TMS treatment ranging from US$6,500 to US$10,000, management believes that there exists a significant potential market for TMS treatment in the United States.

Expansion of Market Opportunity Through New Indications

TMS therapy gently modulates brain activity allowing for targeting interventions to restore normal function without the need for anesthesia, invasive procedures, or systemic medications. Beyond MDD, there has been a strong interest in finding methods of treating other neuropsychiatric conditions.

For example, in 2018, the FDA provided clearance for the use of a BrainsWay TMS device in the treatment of obsessive compulsive disorder (“OCD”). This was followed in 2020 with the announcement that the FDA provided clearance for the use of a BrainsWay TMS device in smoking cessation treatment.

TMS Device manufacturers are actively exploring utility in other medical conditions such as bipolar disorder, multiple sclerosis related fatigue, alcohol dependence, post-stroke rehabilitation, and opioid dependence. Our established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of treatment for any new indications if and when such treatments are approved by the FDA and eligible for reimbursement by insurance carriers. Management believes that the treatment of new indications can be rapidly incorporated into our TMS Center network with minimal incremental investment required.

Our Role as a Leading Provider of TMS Therapy

Despite the magnitude of the market opportunity, based on the proven safety and efficacy of TMS, and the fact that TMS is generally accepted by psychiatrists and neurologists as an effective treatment for patients suffering from MDD, the number of TMS procedures performed annually in the United States remains low relative to the addressable market. Key factors contributing to this discrepancy include a historical lack of insurance reimbursement for TMS, the social stigma attached to publicly seeking treatment for depression, the lack of awareness of TMS among both the general population and physicians as a viable treatment alternative for depression, and the overall poor alignment of TMS treatment with the traditional practice of psychiatry. Furthermore, the almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access to TMS therapy. Our TMS Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules (see “Business of the Company – Our Business Model – Our Focus on the Patient Experience”).

There are some significant challenges involved in incorporating TMS into the existing model for the practice of psychiatric medicine or the provision of mental health treatment more generally. A typical psychiatrist office is simply not conducive to high patient throughput using device-oriented therapy such as TMS and psychiatrists have generally been slow to deviate from the more standard practices of talk therapy and the administration of antidepressant drugs.

Our business model was developed to overcome all of these challenges and to take advantage of the opportunity for a new, differentiated service channel – a patient-focused, customer service model to make TMS therapy easily accessible to all patients while maintaining a high standard of patient care.

business of the company

Overview of Greenbrook

Through our TMS Centers, we are a leading provider of TMS therapy in the United States for the treatment of MDD and other mental health disorders. Our predecessor, TMS US was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers began offering treatment for OCD. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make TMS treatment easily accessible to all patients while maintaining a high standard of care. We have identified the following key opportunity drivers for our business:

•	the safety and efficacy of TMS as a treatment option for patients suffering from MDD and OCD;

•	the growing societal awareness and acceptance of depression as a treatable disease and a corresponding reduction in stigma surrounding depression, seeking treatment and mental health issues generally;

•	the growing acceptance, but under-adoption, of TMS;

•	the poor alignment of TMS treatment with traditional practices of psychiatry which created an opportunity for a new, differentiated service channel;

•	the fragmented competitive landscape for TMS treatment which provides an opportunity for consolidation; and

•	the track record of success by the management team in multi-location, center-based healthcare service companies.

After opening our first TMS Center in 2011 in Tysons Corner in Northern Virginia, we have grown to operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We establish TMS Centers in convenient locations to provide easy access to patients and physicians. We currently own and operate 128 TMS Centers spanning 13 management regions in the Commonwealth of Virginia, and the States of North Carolina, South Carolina, Maryland, Delaware, Missouri, Illinois, Ohio, Connecticut, Florida, Texas, Michigan, Alaska, Oregon and California.

Our Business Model

A Regional Approach to Center-Based Delivery of Care

Our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area which facilitates the use of regional staff working across the various TMS Center locations within the management region and creates a marketing capture area that allows for efficiencies in advertising costs.

Our scale and density within selected geographies provides valuable and mutually beneficial long-term relationships with key payors, local physicians and behavioral health groups. Our regional operations team is responsible for managing local physicians, non-clinical staff and referral relationships to provide for a patient-centric, customer service model, which makes TMS easily accessible to patients.

We provide centralized support to management regions through corporate training programs, standardized policies and procedures, systems and business infrastructure support as well as the sharing of best practices among the physicians and support staff across our regional networks. Centralized services include professional marketing management, call center support, centralized patient scheduling, legal and finance support and centralized medical billing services.

Our Patient-Focused Treatment Model

Our patient-focused, customer service model makes TMS therapy easily accessible to all patients through three core business processes supported by a centralized, scalable business infrastructure: (1) Patient Inquiry; (2) Patient Conversion; and (3) Treatment Delivery. Each of these core business processes are further described below:

Patient Inquiry

The patient inquiry process consists of utilizing several marketing channels in order to drive patient and physician awareness of TMS and the Greenbrook brand. Direct to consumer marketing strategies (such as radio, web and digital) are combined with a regional account management sales team that develops relationships with local physicians, physician groups, primary care providers and behavioral health groups. We offer physician groups the opportunity to offer access to TMS by referring their patients to one of our local TMS Centers or in partnership as an extension of their own practice. With our focus on the provision of TMS and not on the provision of general psychiatric services, we generally do not compete with our referral network.

We further support regional and corporate marketing strategies with local community events and sponsorships. Patient inquiries are directed to our technology-enabled call center, which gives call center administrators the ability to schedule patients centrally to a nearby local TMS Center for a free patient consultation to educate patients on the benefits of TMS, as further described below.

Patient Conversion

The process begins with our team of experienced consultants that operate regionally to conduct an initial free consultation at a TMS Center of the patient’s choice. The consultant introduces and explains TMS therapy to the patient and answers any initial questions the patient may have in order to determine whether TMS therapy might be an appropriate treatment option for the patient. Following this consultation process, the consultant assesses reimbursement support available to patients interested in proceeding with treatment, subject to the pre-assessment examination of a psychiatrist. As part of the reimbursement support, an initial benefits review is conducted by the consultant to provisionally determine whether the patient will be covered by insurance for the TMS treatment as well as the extent of any out-of-pocket costs to be incurred by the patient in respect thereof. If a patient desires to proceed with treatment, the consultant or an administrative staff member will schedule a pre-assessment appointment with an on-site psychiatrist to review the patient’s medical history and ultimately decide whether TMS is a clinically appropriate treatment option for the patient.

Treatment Delivery

If it is determined by the psychiatrist during the pre-assessment that TMS is clinically appropriate for the particular patient, and assuming the patient wishes to proceed with such treatment (which can occasionally be dependent on the outcome of the insurance eligibility investigation conducted by the billing and reimbursement support team), a course of TMS treatment is scheduled at a TMS Center of the patient’s choosing. The location selected is typically one that is most convenient relative to the patient’s home or workplace.

A treatment course typically consists of 36 individual treatment sessions, including an initial and repeated motor threshold determination to determine the TMS intensity level necessary to evoke a peripheral motor response, thereby optimizing the treatment protocol based on each individual patient. Treatment is then conducted by a trained and certified TMS technician and supervised by a psychiatrist. A course of treatment typically requires treatment sessions that last from 19 to 38 minutes per session, five times per week, conducted over a four- to six-week period. Post-TMS treatment, patients can immediately return to their normal routine, including driving home or to the workplace.

We are not involved in the practice of medicine and do not interfere with, or exercise control over, the professional medical judgment of the psychiatrists involved in the provision of medical services at our TMS Centers. Rather, we are involved in the operation and administration of the medical practices operating at our TMS Centers in order to facilitate the successful delivery of TMS therapy.

Centralized, Scalable Business Infrastructure

Our three core business processes are supported by a robust, technology-enabled, corporate business infrastructure including information technology, medical billing, human resources, branding, training, regulatory and finance. Our custom end-to-end integrated systems enable a seamless process from the first patient interaction, through the patient treatment process until payment is received with the assistance of our centralized billing support team.

Our Focus on the Patient Experience

The almost-daily nature of TMS treatment is one of the key challenges facing our patients in successfully completing their TMS treatment protocol and is generally a major obstacle to access to TMS therapy. Our TMS Center network is purpose-built in order to address this challenge through the implementation of multiple convenient locations within a given region and operating hours that allow our patients to easily and effectively incorporate TMS into their daily schedules.

Our regional model provides a seamless patient experience. The consultation with a TMS technician and the initial physician visit can be attended at any of our regional locations. Our highly-trained technician team (under the supervision of a psychiatrist) provides the treatment at a local TMS Center selected by the patient, which is typically in close proximity to the patient’s home or workplace.

We aim to embed our TMS Centers within Class A office space that provides a comfortable and discrete experience for our patients, in an effort to counteract the stigma often associated with a mental health facility or a mental health in-patient clinic. Our standardized center design and color pallets provide for a relaxing and welcoming treatment environment that is designed to not feel like a hospital or medical office. Our highly-trained technician team and experienced clinical leadership are focused on delivering the highest standard of patient care while also delivering a pleasant and welcoming patient experience. Our TMS Devices are located in comfortable private treatment rooms where patients can relax while receiving treatment. The daily nature of the treatment allows our technicians to develop a relationship with many of our patients and we believe this relationship can be a supportive factor in the success of the treatment and a positive improvement in many of our patient’s lives.

Regional Development Strategy

As discussed above, our regional model seeks to develop leading positions in key markets and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure.

A new regional build-out is typically associated with a metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising costs. Management regions are not strictly defined by state lines or other geographic borders, but rather a functional management area.

In order to maximize cost efficiencies, we focus on developing our clinic networks within metropolitan areas that can support multiple centers. Our current management regions have between 5 and 20 active or planned TMS Centers, all with additional opportunities to add density within the region. TMS Centers are placed in sub-populations within the metropolitan area that provides local treatment access to patients in order to alleviate the time and effort associated with the almost-daily nature of the treatment course. Convenient, local patient access is essential to attract patients suffering from MDD, as depression is a condition associated with low motivation, a lack of energy, and typically a reluctance to take action and travel to a medical facility. In establishing our regional footprint, we carefully evaluate elements such as traffic patterns, highway access and major regional employers to optimize accessibility and to ensure that the addition of new TMS Centers incrementally adds to the addressable patient population within the management region. Our current development focus for existing regions is on incrementally increasing the patient volume within the management region rather than assessing an individual TMS Center location in isolation. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another nearby TMS Center, but which adds incremental patient access and volume to the region as a whole in an economically beneficial manner.

Management regions are evaluated, assessed and ultimately selected for development through careful consideration of the following core factors, among others:

•	population density and demographics;

•	state legislation as it relates to the practice of medicine;

•	local insurance reimbursement rates and coverage criteria;

•	commercial real estate rates;

•	availability of high-quality clinical partners and regional staff;

•	awareness of TMS (which is typically greater in areas where TMS therapy is incorporated into local university research programs); and

•	regional marketing overlap which generates cost synergies.

Once we are comfortable with the profitability of treatment delivery based on the factors highlighted above, we establish an initial single TMS Center as the regional hub for the management region, typically in partnership with an anchor physician partner. Additional TMS Centers are then added based on capacity utilization and required patient coverage areas which is monitored based on referral data and patient inquiry activity. Subsequent TMS Centers share allocations of regional and corporate overhead costs. See “General Development of the Business”.

Current Footprint and Expansion Plans

Our current footprint consists of 128 TMS Center locations spanning 13 management regions in the Commonwealth of Virginia and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon and California. Our management regions consist of Virginia, Maryland and Delaware, North and South Carolina, the Greater St. Louis Region (Missouri and Illinois), the Cleveland Metropolitan Region (Ohio), the Greater Houston Region (Texas), the Austin Metropolitan Region (Texas), Connecticut, the Tampa-St. Petersburg Metropolitan Region (Florida), Michigan, California, Alaska and Oregon. See “– Locations” below. In certain circumstances, we partner with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain of our TMS Center Operating LLC subsidiaries. We currently have 75 wholly-owned TMS Centers and 53 TMS Centers in which we have a controlling interest. We are in various stages of discussion to establish several additional TMS Center locations and management regions across the United States. We also actively look to add density within our existing management regions, where appropriate.

Growth Strategy

We have a well-defined, long-term growth strategy, supported by multiple sources of projected cash flow growth, including the following four key drivers for sustained growth:

•	In-region Growth and Development: In-region growth is expected to be generated through the growing awareness of mental health issues generally, and TMS treatment, in particular, as a viable treatment option for the treatment of MDD. While we experienced a decline in organic growth during Fiscal 2020 as a result of the restrictions imposed in response to the COVID-19 pandemic, we believe that awareness of mental health issues and TMS treatment may increase as a result of the significant increase in the number of individuals exhibiting symptoms of depressive disorders as the COVID-19 pandemic has progressed (Source: U.S. Census Bureau and U.S. Centers for Disease Control and Prevention; Household Pulse Survey). Paired with adding higher TMS Center density to access new patient populations by building convenient TMS Center access points, we believe we are well-positioned for continued long-term growth and development within our existing service regions.

•	Development of New Regions: A core component of our expansion strategy is to replicate our robust regional model into new states and metropolitan areas. Since completion of our Canadian IPO, we have established nine new management regions. While travel and business disruptions caused by the COVID-19 pandemic have led us to delay plans to develop new management regions, further expansion in other major metropolitan areas in the United States remains a significant part of our long-term growth strategy. See “General Development of the Business”.

•	New Indications: TMS Device manufacturers are actively seeking FDA clearance for TMS to treat additional mental health indications outside the current clearance for MDD, including multiple sclerosis related fatigue, alcohol dependence, post-stroke rehabilitation, opioid dependence, and bipolar disorder. In August 2018, BrainsWay, a TMS Device manufacturer, received FDA clearance for the treatment of OCD using TMS therapy, following which our TMS Centers began offering treatment for OCD. In August 2020, BrainsWay received FDA clearance to use TMS therapy for smoking cessation. Our established footprint and proven service delivery model for TMS therapy makes us well-positioned to lead the delivery of new indications if and when such treatments are cleared by the FDA and made eligible for reimbursement by insurance carriers. We believe the treatment of new indications can be rapidly incorporated into our existing TMS Center network with minimal additional investment required.

•	Mergers and Acquisitions: As the market matures, we will continue to actively seek opportunistic acquisitions of established centers or smaller, regional multi-location providers, as evidenced by our successful acquisition of Achieve TMS (as defined below) in September 2019 (see “General Development of the Business – Acquisition of Achieve TMS”). The fragmented nature of the TMS delivery market, with many small provider groups, could ultimately provide an attractive opportunity for industry consolidation. We believe that the COVID-19 pandemic may create attractive acquisition opportunities as existing providers that were negatively impacted by the pandemic may seek to exit the TMS delivery market, and we believe that our robust corporate business infrastructure, experienced management team and standardized systems and procedures, as well as our ability to rapidly integrate new centers, position us well to lead any future market consolidation.

Relationships with our TMS Device Suppliers and Cost Model

Our business model is focused on providing a differentiated service channel – a patient-focused, customer service-oriented model that strives to make TMS therapy easily accessible to as many patients as possible. We aim to make best-in-class TMS technology available to our patients and physicians throughout our TMS Center network. We do not own the intellectual property associated with any TMS Device (see “General Matters”). Instead, we cultivate and foster relationships with TMS Device manufacturers (including Neuronetics, Inc., BrainsWay, Nextstim Plc and MagVenture, Inc). By not limiting ourselves to exclusive relationships with any particular device vendor, we believe we are better positioned to ensure that the best-in-class technology can always be made available at our TMS Centers to our physicians and patients throughout our network. As at December 31, 2020, we had 198 TMS Devices throughout our TMS Center network. The majority of our TMS Devices currently in use at our TMS Centers are the “NeuroStar Advance Therapy Systems”, supplied by Neuronetics, Inc., making Neuronetics, Inc. currently our largest TMS Device supplier.

Neuronetics, Inc. has a market leading position in respect of TMS Devices and was the first TMS Device to receive FDA clearance in 2008. There are now seven FDA-cleared TMS Devices available in the United States, including NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Magstim, MagVita TMS Therapy, Cloud TMS, Nexstim Plc and Apollo TMS. While we currently use the NeuroStar Advanced Therapy Systems, BrainsWay Deep TMS, Nextstim, and MagVita TMS Therapy devices in our TMS Centers throughout our network, we constantly monitor the TMS technology landscape and incorporate new technology into our TMS Centers where we believe doing so will add value to our patients and physicians, provide a novel treatment modality or is approved to treat additional indications.

Our status as a leading provider of TMS therapy in the United States and centralized procurement of TMS Devices provides us with competitive buying power and opportunities for strategic partnerships with device manufacturers, including as it relates to priority pricing and supply. These factors, combined with the efficiencies gained through our regional model (as described above), enables us to lower our cost of delivery of TMS treatment and provide a competitive advantage as a lower cost provider.

TMS Devices are typically leased from the relevant device manufacturers, with certain device manufacturers providing an option to purchase the device at the end of the lease term. As of December 31, 2020, we had 122 leased TMS Devices and 76 owned TMS Devices. The cost structure in respect of a particular TMS Device is generally dependent on the specific pricing model for each device manufacturer. Our current pricing arrangements with device manufacturers are either structured as (i) an operating lease with only fixed periodic payments, or (ii) a lower fixed periodic payment structure as compared to the operating lease, but paired with a variable per treatment fee. Our blended TMS Device cost represented 27% of gross revenue in Fiscal 2020 as we optimized device usage and negotiated strategic partnerships and pricing arrangements with device manufacturers. TMS Device costs currently represent our largest operating expense.

We continuously evaluate our relationships with the device manufacturers to optimize pricing arrangements, after-sale support and reliability of TMS Device supply, while continuing to offer best-in-class technology in our TMS Centers throughout our network.

Revenue, Profit Model and Insurance Reimbursement for TMS Therapy

Revenue represents net patient fees received (or receivable) for TMS services and is billed on a per treatment basis by our centralized billing team. TMS provides a highly compelling value proposition to payors and is fully validated with reimbursement in all 50 states and from all major insurance providers (including Medicare), representing over 300 million covered lives, with over 98% of our patients having commercial insurance, Medicare or other non-Medicare government-based coverage for TMS. Approximately 86% of these patients are covered by commercial insurance plans while 14% are covered by Medicare or other non-Medicare government-based programs.

TMS therapy is billed under three Current Procedural Terminology (“CPT”) codes:

•	90867 – Therapeutic repetitive transcranial magnetic stimulation treatment; initial, including cortical mapping, motor threshold determination, delivery and management;

•	90868 – Subsequent delivery and management, per session; and

•	90869 – Subsequent motor threshold re-determination with delivery and management.

A course of TMS typically consists of 36 treatments, with each treatment billed separately, with some patients returning for additional treatments when clinically appropriate. Insurance carriers typically reimburse 36 sessions per course of treatment. A typical course of treatment will consist of an initial cortical mapping and motor threshold determination and treatment (90867), various daily treatment sessions (90868), and a subsequent motor threshold re-determination and treatment (90869).

The Centers for Medicare & Medicaid Services (“CMS”) has not established a national coverage determination or centralized fee schedule for TMS. Instead, CMS leaves pricing discretion to the various Medicare Administrative Contractors (“MACs”). Commercial payors also individually exercise discretion over pricing and may establish a base fee schedule for TMS or negotiate a specific reimbursement rate with an individual TMS provider. Commercial payors are not bound by any CMS coverage policies or pay rates and have the option to tailor their individual payment policies.

Average revenue per treatment has varied between $182 and $245 since the beginning of 2015 and is dependent on various factors including timing of collections, payor mix and ruling reimbursement rates from commercial insurance plans, Medicare or other non-Medicare government-based programs. Depending on a patient’s specific insurance plan, secondary insurance plan (if any) and our enrollment status with the insurance provider, the patient may be responsible for a co-pay, coinsurance or deductible out-of-pocket cost. Approximately 3% of our payments received represent patients’ out-of-pocket cost, with the remainder paid directly to us by the applicable insurance provider.

Direct center and patient care costs, including device costs (as outlined in “Relationships with our TMS Device Suppliers and Cost Model” above), the cost of clinical and non-clinical staff, the cost of the space lease for the TMS Center and other day-to-day running costs, represent approximately 45% of gross revenue in an established TMS Center. We currently target an average margin of 55% after direct center and patient care costs with the current actual margin at 50% as of December 31, 2020, as newly-developed centers scaled into their cost infrastructure. As we add TMS Center density in our respective management regions, the contribution margin after direct center and patient care costs from the various TMS Centers scale into the single shared regional management infrastructure to ultimately target a regional operating income margin of 30% in a mature region with an actual blended margin currently at -1.3% as of December 31, 2020 as we continue to add density in all regions.

Strengths and Investment Highlights

Management believes that the following describes the key strengths and investment highlights of Greenbrook and our business:

•	TMS is a New Paradigm and a Clinically Effective Approach to Treating Depression: TMS is an FDA-cleared approach to treating depression that has been demonstrated to be clinically effective and for which reimbursement is available in all 50 states and from all major insurance providers.

•	Experienced Executive Management Team and Strong Independent Board: We have a highly experienced management team and clinical leadership with a track record of building center-based healthcare services businesses. Furthermore, our clinical leadership team are pioneers in the field of TMS therapy. Additionally, our Board, the majority of whom is independent, has extensive collective experience in the industry, capital markets and corporate governance.

•	Proven Business Model: Our proven TMS treatment delivery model has already made us a leading provider of TMS in the United States with over 560,000 TMS treatments to over 15,000 patients since inception.

•	Regional Operating Model: Our efficient regional operating model, centralized business infrastructure, systems infrastructure and centralized buying power enables efficient delivery of TMS treatment, which provides a significant competitive advantage.

•	Potential for Future TMS Indications: Multiple clinical studies and research projects are underway for label expansion of TMS therapy into additional mental health and/or neurological indications. Our established footprint and service delivery model is well-positioned to lead the delivery of new indications which can be rapidly incorporated into our existing TMS Center network with minimal additional investment required.

Competition

The market for TMS is becoming more competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that have a TMS Device in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as ECT and VNS.

Regulation

Overview

The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare program participation requirements, various licensure and accreditation standards, reimbursement for patient services, health information privacy and security rules, and government healthcare program fraud and abuse provisions. Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to loss or limitation of licenses to operate, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services.

The Anti-Kickback Statute and Stark Law

The Anti-Kickback Statute is a criminal statute that prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration, in cash or in kind, as an inducement or reward for using, referring, ordering, recommending or arranging for referrals or orders of services or other items paid for by a government healthcare program. The Anti-Kickback Statute may be found to have been violated if at least one purpose of the remuneration is to induce or reward referrals. A provider is not required to have actual knowledge or specific intent to commit a violation of the Anti-Kickback Statute to be found guilty of violating the law.

The Office of Inspector General of the United States Department of Health and Human Services has issued safe harbor regulations that protect certain types of common arrangements from prosecution or sanction under the Anti-Kickback Statute. Other types of arrangements may be protected under statutory exceptions. The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the Anti-Kickback Statute. However, conduct and business arrangements falling outside the safe harbors may lead to increased scrutiny by government enforcement authorities.

Where the Anti-Kickback Statute has been violated, the government may proceed criminally or civilly. If the government proceeds criminally, a violation of the Anti-Kickback Statute is a felony that is punishable by up to ten years imprisonment, a fine, and mandatory exclusion from participation in all federal health care programs. If the government proceeds civilly, it may impose civil monetary penalties per violation, among other penalties. In addition, a claim that includes items or services resulting from a violation of the Anti-Kickback Statute constitutes a false claim for purposes of the United States False Claims Act (the “FCA”).

Although management believes that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will not assert and/or determine these financial arrangements violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

In addition to the Anti-Kickback Statute, the federal Physician Self-Referral Law, also known as the Stark Law, prohibits physicians from referring Medicare and Medicaid patients to healthcare entities with which they or any of their immediate family members have a financial relationship for the furnishing of any “designated health services” unless certain exceptions apply. The Stark Law is a strict liability statute, meaning that no intent is required to violate the law, and even a technical violation may lead to significant penalties. A violation of the Stark Law, including schemes to circumvent the Stark Law, may result in a denial of Medicare or Medicaid payment, required refunds to the Medicare or Medicaid programs or the imposition of civil monetary penalties for each claim knowingly submitted in violation of the Stark Law. A violation of the Stark Law may also result in liability under the FCA. There are ownership and compensation arrangement exceptions for many customary financial arrangements between physicians and entities, including the employment exception, personal services exception, lease exception and certain recruitment exceptions. Management believes that the TMS services furnished by the physician practices with which the Company contracts do not implicate the Stark Law because they do not constitute “designated health services”.

These laws and regulations are extremely complex and, in many cases, we do not have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements relating to facilities, equipment, personnel, services, capital expenditure programs and operating expenses. It is also possible that these laws and regulations are revised in such a way as to require the Company to change its business practices, which could have a material adverse effect on our business, operations and prospects. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other federal or state legislation or regulations will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the Anti-Kickback Statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties and exclusion of one or more affiliated entities from participation in the government healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Other Fraud and Abuse Provisions

The FCA provides the government a tool to pursue healthcare providers for submitting false claims or requests for payment for healthcare items or services. Under the FCA, the government may fine any person or entity that, among other things, knowingly submits, or causes the submission of, false or fraudulent claims for payment to the federal government or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The federal government has widely used the FCA to prosecute Medicare and other federal health care program fraud, such as billing for services not provided, submitting false cost reports and providing care that is not medically necessary or that is substandard in quality. Claims for services or items rendered in violation of the Anti-Kickback Statute are a basis for liability under the FCA, and claims submitted in violation of the Stark Law may also serve as a basis for liability under the FCA. The FCA is also implicated by the knowing failure to report and return an overpayment to the Medicare or Medicaid programs within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later.

Violations of the FCA are punishable by significant monetary penalties for each fraudulent claim plus three times the amount of damages sustained by the government. In addition, under the qui tam, or whistleblower, provisions of the FCA, private parties may bring actions under the FCA on behalf of the federal government. These private parties, known as relators, are entitled to share in any amounts recovered by the government, and, as a result, whistleblower lawsuits have increased significantly in recent years. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the FCA or that otherwise prohibit the submission of false or fraudulent claims to the state government or Medicaid program.

In addition to the FCA, the federal government may use several criminal laws, such as the federal mail fraud, wire fraud or healthcare fraud statutes, to prosecute the submission of false or fraudulent claims for payment to the federal government.

Most states have also adopted generally applicable insurance fraud statutes and regulations that prohibit healthcare providers from submitting inaccurate, incorrect or misleading claims to private insurance companies. Management believes that, working with the physician practices with which the Company contracts, we have implemented safeguards and procedures to complete claim forms and requests for payment in an accurate manner and to operate in compliance with applicable laws. However, the possibility of billing or other errors can never be completely eliminated, and we cannot guarantee that the government or a qui tam plaintiff, upon audit or review, would not take the position that billing or other errors, should they occur, are violations of the FCA.

HIPAA Administrative Simplification and Privacy and Security Requirements

The administrative simplification provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. HIPAA, HITECH, and their respective implementing regulations also established federal rules relating to the privacy and security of individually identifiable protected health information (“PHI”). The HIPAA privacy regulations govern the use and disclosure of PHI and the rights of patients to be informed about and control how such PHI is used and disclosed. The HIPAA security regulations require healthcare providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic PHI. Concerns regarding compliance with the HIPAA privacy and security regulations have been an area of increased focus and enforcement by regulators in the Department of Health and Human Services Office for Civil Rights. Violations of HIPAA can result in both criminal and civil fines and penalties.

Among other things, HITECH strengthened certain HIPAA rules regarding the use and disclosure of PHI, extended certain HIPAA provisions to business associates and created security breach notification requirements including notifications to the individuals affected by the breach, the Department of Health and Human Services, and in certain cases, the media. HITECH has also increased maximum civil and criminal penalties for violations of HIPAA. Management believes that we have been in material compliance with the HIPAA regulations and have developed our policies and procedures to ensure ongoing compliance, although we cannot guarantee that our affiliated practices will not be subject to security incidents or breaches which could have a material adverse effect on our business, financial condition or results of operations.

Corporate Practice of Medicine and Fee-Splitting

There are states in which we operate that have laws that prohibit business entities, such as our Company, from directly practicing medicine, employing physicians to practice medicine and/or exercising control over medical decisions by physicians (known generally as the corporate practice of medicine). In addition, various state laws also prohibit entities from engaging in certain financial arrangements, such as splitting or sharing a physician’s professional fees. These laws are intended to avoid interference with or undue influence of a physician’s professional judgment.

Corporate practice of medicine and fee splitting laws vary from state to state and are not always consistent among states. In some states these prohibitions are set forth in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Decisions and activities beyond those directly related to the delivery of healthcare, such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel, may also implicate the restrictions on the corporate practice of medicine in many states.

The consequences of violating the corporate practice of medicine laws vary by state and may result in physicians being subject to disciplinary action, as well as the forfeiture of revenues from payors for services rendered. For lay entities, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in medical practice without a license. Some of the relevant laws, regulations, and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. In limited cases, courts have required management services companies to divest or reorganize structures deemed to violate corporate practice restrictions. Moreover, state laws are subject to change.

While we believe that we are in substantial compliance with state laws prohibiting the corporate practice of medicine and fee-splitting, other parties may assert that, despite the way we are structured, we could be engaged in the corporate practice of medicine or unlawful fee-splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and the need to make changes to the terms of engagement of our providers that interfere with our business, which could have a material adverse impact on our business, results of operations and financial condition. The laws of some other states do not prohibit non-physician entities from employing physicians to practice medicine but may retain a ban on some types of fee-splitting arrangements.

Employees

As at December 31, 2020, the Company had 354 employees, of which approximately 305 were employed as regional personnel at our TMS Centers or as part of the regional management infrastructure, and 49 were employed or contracted as corporate personnel to support our centralized business infrastructure. Of our 354 employees and contractors, 16 are located in Canada, and 338 are located in the United States. As part of our regional expansion strategy, we expect our employee headcount to continue to increase.

Information Systems

We focus on creating optimal workflows and processes by investing and continuously improving our technology-enabled centralized business infrastructure. Our custom integration of various best-in-class software applications includes call center, customer relationship and lead management, medical billing, electronic health records, financial reporting and analysis and human resources systems. This creates an end-to-end integrated platform, which enables a seamless process from the first patient interaction, through the patient treatment process until payment is received. We will continue to optimize our information systems to create standardized policies, procedures and cost efficiencies.

Locations

We currently have 128 TMS Centers in the United States, all of which operate in leased or subleased office space. We also maintain a head office in Toronto, Ontario and a United States corporate headquarters located in Tysons Corner, Virginia, both of which are also leased. The majority of our TMS Centers are leased under non-cancelable leases ranging in terms from three to seven years and are generally subject to periodic consumer price index increases or contain fixed escalation clauses. Each of our leased or subleased properties are listed below:

Use of Premises	Location
Head Office(1)	Toronto, ON
U.S. Corporate Headquarters	Tysons Corner, VA
TMS Center – Agoura Hills	Agoura Hills, CA
TMS Center – Alexandria	Alexandria, VA
TMS Center – Anchorage	Anchorage, AK
TMS Center – Annapolis	Annapolis, MD
TMS Center – Arlington	Arlington, VA
TMS Center – Arsenal Hill	Arsenal Hill, SC
TMS Center – Ashburn	Ashburn, VA
TMS Center – Asheville	Asheville, NC
TMS Center – Beachwood	Beachwood, OH
TMS Center – Beaverton	Portland, OR
TMS Center – Bel Air	Bel Air, MD
TMS Center – Bloomfield Hills	Bloomfield Hills, MI
TMS Center – Bradenton	Bradenton, FL
TMS Center – Bryker Woods	Austin, TX
TMS Center – Burlington	Burlington, NC
TMS Center – Carlsbad	Carlsbad, CA
TMS Center – Cary	Cary, NC
TMS Center – Cedar Park	Austin, TX
TMS Center – Chapel Hill	Chapel Hill, NC
TMS Center – Charlottesville	Charlottesville, VA
TMS Center – Chester	Chester, VA
TMS Center – Chesterfield	Chesterfield, MO
TMS Center – Christiansburg	Christiansburg, VA
TMS Center – Clackamas	Clackamas, OR
TMS Center – Claremont	Ontario, CA
TMS Center – Clayton	Clayton, NC
TMS Center – Clearwater	Clearwater, FL
TMS Center – Columbia	Columbia, MD
TMS Center – Creve Coeur	Creve Coeur, MO
TMS Center – Dana Point	Dana Point, CA
TMS Center – East Haven	East Haven, CT
TMS Center – East Lansing	East Lansing, MI
TMS Center – East Lyme	East Lyme, CT
TMS Center – Eastlake	La Mesa, CA
TMS Center – Easton	Easton, MD
TMS Center – Fairbanks	Fairbanks, AK
TMS Center – Fairlawn	Akron, OH
TMS Center – Fairfax	Fairfax, VA
TMS Center – Fairview Heights	Fairview Heights, IL
TMS Center – Fayetteville	Fayetteville, NC
TMS Center – Festus	Festus, MO
TMS Center – Fort Bend	Richmond, TX
TMS Center – Frederick	Frederick, MD
TMS Center – Fredericksburg	Fredericksburg, VA
TMS Center – Glen Allen	Glen Allen, VA

TMS Center – Glen Burnie	Glen Burnie, MD
TMS Center – Greenbelt	Greenbelt, MD
TMS Center – Greensboro	Greensboro, NC
TMS Center – Greensboro (Medicare)	Greensboro, NC
TMS Center – Greenville	Greenville, SC
TMS Center – Hudson	Westlake, OH
TMS Center – Hunt Valley	Hunt Valley, MD
TMS Center – Huntington Beach	Huntington Beach, CA
TMS Center – Independence	Independence, OH
TMS Center – Irmo	Irmo, SC
TMS Center – Irvine	Irvine, CA
TMS Center – Jantzen Beach	Portland, OR
TMS Center – Katy	Katy, TX
TMS Center – Kensington	Kensington, MD
TMS Center – Lakes	West Bloomfield, MI
TMS Center – Lakeland	Lakeland, FL
TMS Center – Lakeway	Austin, TX
TMS Center – Lakewood Ranch	Sarasota, FL
TMS Center – League City	Kemah, TX
TMS Center – Lynchburg	Lynchburg, VA
TMS Center – Matthews	Matthews, NC
TMS Center – Mechanicsville	Mechanicsville, VA
TMS Center – Memorial	Houston, TX
TMS Center – Midlothian	Midlothian, VA
TMS Center – Milford	Milford, CT
TMS Center – Mission Valley	San Diego, CA
TMS Center – Mooresville	Mooresville, NC
TMS Center – New Towson	Towson, MD
TMS Center – Newark	Bear, DE
TMS Center – Newport News	Newport News, VA
TMS Center – North Raleigh	North Raleigh, NC
TMS Center – Northridge	Northridge, CA
TMS Center – Novi	Novi, MI
TMS Center – O’Fallon	O’Fallon, MO
TMS Center – Olivette	St. Louis, MO
TMS Center – Olney	Olney, MD
TMS Center – Owings Mills	Owings Mills, MD
TMS Center – Park Place	Austin, TX
TMS Center – Pearland	Pearland, TX
TMS Center – Pinehurst	Aberdeen, NC
TMS Center – Portland	Portland, OR
TMS Center – Rancho Bernardo	San Diego, CA
TMS Center – Rancho Mirage	Palm Desert, CA
TMS Center – Reston	Reston, VA
TMS Center – Richmond Heights	St. Louis, MO
TMS Center – River Oaks	Houston, TX
TMS Center – Roanoke	Roanoke, VA
TMS Center – Rochester Hills	Rochester Hills, MI
TMS Center – Rockville	Rockville, MD
TMS Center – Round Rock	Round Rock, TX
TMS Center – San Luis Obispo	San Luis Obispo, CA
TMS Center – Salisbury	Salisbury, MD
TMS Center – Sarasota	Sarasota, FL

TMS Center – Shoreham	San Diego, CA
TMS Center – South Anchorage	Anchorage, AK
TMS Center – South Park	Charlotte, NC
TMS Center – Southern Maryland	Waldorf, MD
TMS Center – Spring	Spring, TX
TMS Center – Suffolk	Suffolk, VA
TMS Center – Sugar Land	Sugar Land, TX
TMS Center – St. Petersburg	St. Petersburg, FL
TMS Center – Tampa	Tampa, FL
TMS Center – Taylor	Taylor, MI
TMS Center – Temecula	Temecula, CA
TMS Center – Tesson Ferry	Tesson Ferry, MO
TMS Center – Tomball	Spring, TX
TMS Center – Towson	Towson, MD
TMS Center – Tysons Corner	Tysons Corner, VA
TMS Center – University	Charlotte, NC
TMS Center – Victoria	Victoria, TX
TMS Center – Virginia Beach	Virginia Beach, VA
TMS Center – Wasilla	Palmer, AK
TMS Center – West Hartford	West Hartford, CT
TMS Center – West Lake Hills	Austin, TX
TMS Center – Westlake	Westlake, OH
TMS Center – Westport	Westport, CT
TMS Center – Westshore	Tampa, FL
TMS Center – Willoughby	Willoughby, OH
TMS Center – Wilmington	Wilmington, DE
TMS Center – Wilsonville	Wilsonville, OR
TMS Center – Winston-Salem	Winston-Salem, NC
TMS Center – Woodbridge	Woodbridge, VA
TMS Center – Woodlands	Spring, TX
TMS Center – Yorba Linda	Anaheim, CA

Notes:

(1)	We have entered into a license agreement with Greybrook Capital Inc. (“Greybrook Capital”), an affiliate of Greybrook Health, for the use of this space, effective as of February 1, 2021.

(2)	For certain TMS Centers, we lease or sublease space from the respective TMS Center minority partner. These leases or subleases are structured on a month-to-month basis with no set expiry date. As the minority partner has a vested interest in the operations of the TMS Center, there is limited risk with respect to having to re-locate the TMS Center unexpectedly. Furthermore, our TMS Centers are generally located in areas where we would be able to find alternative space on a timely basis (see “Risk Factors”).

Our TMS Centers range in size from approximately 327 sq. ft. to 3,847 sq. ft. and can accommodate treatment for between 1 and 5 patients at any given time, depending on the size of the TMS Center.

Management Services Agreement

On January 1, 2015, we entered into a management and consulting services agreement with Greybrook Health (the “MSA”) pursuant to which Greybrook Health provides us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services included (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our chief financial officer, chief operating officer and twelve other employees consisting of our general counsel, ten full-time employees that provide customary administrative, finance and accounting services to the Company and one part-time employee that provides customary IT infrastructure services to the Company. All of the Services provided by Greybrook Health are provided on a cost basis whereby the Company reimburses Greybrook Health for costs incurred in connection with the provision of such Services. There is no mark-up charged by Greybrook Health for the provision of the Services. The MSA was terminated effective February 1, 2021.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the Chief Operating Officer and the part time contractor that provides customary IT infrastructure services to the Company, is no longer being provided by Greybrook Health and is being paid directly by the Company. Following the termination of the MSA on February 1, 2021, the compensation for the Chief Operating Officer and the part time contractor that provides customary IT infrastructure services to the Company is being paid directly by the Company.

Following termination of the MSA, we entered into a license agreement with Greybrook Capital for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the agreement, we are required to pay approximately C$10,000 per month. The initial term of the agreement expires on December 31, 2021, subject to the mutual agreement of the parties to extend the term. The license may be terminated by either party with 90 days’ written notice to the other party.

Intellectual Property

As of March 30, 2021, we own the Greenbrook service mark for psychiatric and neurological consultation and treatment services in the United States. We do not own the intellectual property associated with any TMS Device.

General Development of the Business

Fiscal 2021

Nasdaq Listing

On March 15, 2021, we announced that Nasdaq had certified the Common Shares for listing on the Nasdaq Capital Market, which Common Shares commenced trading on Nasdaq on March 16, 2021 under the trading symbol “GBNH”.

Share Consolidation; Amendments to Articles and Bylaws

On January 12, 2021, we announced that our shareholders approved a special resolution for an amendment to the Company’s Articles and authorized the Share Consolidation of our outstanding Common Shares on the basis of a ratio that would permit us to qualify for a listing on Nasdaq. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX under its current trading symbol “GTMS”.

In addition to the Share Consolidation, our shareholders also approved amendments to the Company’s by-laws to, among other things, increase the quorum requirement for shareholder meetings for purposes of satisfying Nasdaq’s minimum quorum requirement, as well as an amendment to the Company’s Articles to allow the Board to appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders.

Fiscal 2020

New Credit Facility

On December 31, 2020, we entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “New Credit Facility”) with Oxford Finance LLC (the “Lender”). The New Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the New Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The New Credit Facility has a five-year term and amortizes over the life of the New Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. As consideration for providing the New Credit Facility, we issued 51,307 common share purchase warrants (the “Lender Warrants”) to the Lender, each exercisable for one Common Share at an exercise price of C$11.20 per Common Share. The Lender Warrants will expire on December 31, 2025. In addition, to the extent that we draw down additional financing under the New Credit Facility, we will be required to issue additional Lender Warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price for the Common Shares on the day prior to the issuance of such Lender Warrants and (ii) the average closing price of the Common Shares on the TSX for the 10 days prior to the issuance of such additional Lender Warrants, in either case subject to approval by the TSX.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

Spravato® Pilot Program

On November 10, 2020, we announced that, beginning in early 2021, we will be implementing a pilot program that offers Spravato® (esketamine nasal spray) (the “Spravato® Pilot Program”) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions.

The Spravato® Pilot Program will provide us with the opportunity to assess the value of making this treatment option more widely available to patients at our TMS Centers in the future. The factors that we will be assessing in making this determination include: (i) clinical outcomes as determined by Greenbrook- affiliated physicians using validated rating scales collected from patients on a weekly basis as part of routine clinical care; (ii) confirmation that the subjective patient experience is compatible with the clinical care model at the Company’s TMS Centers; (iii) validation of payor reimbursement; and (iv) confirmation that operational requirements for delivery of the therapy can be met with our current infrastructure.

Administration of Spravato® to patients will be determined by Greenbrook-affiliated physicians based on clinical appropriateness, while ensuring regulatory compliance with FDA requirements. TMS therapy is not a requisite for Spravato® administration. We have not entered into any formal agreement with Janssen Pharmaceuticals, Inc., the marketer of Spravato®.

New Treatment Indications

In August 2020, BrainsWay was granted FDA clearance to use its deep TMS system as an aid in short-term smoking cessation in adults. The treatment will utilize BrainsWay’s H4 Deep TMS coil, which was designed to target addiction-related brain circuits. BrainsWay has announced that it will roll out this treatment in early 2021, and we expect to make this treatment available at our TMS Centers following the roll out of the device.

Financing

On May 21, 2020, we completed a public offering in Canada of Common Shares for gross proceeds of approximately C$15,000,000 (approximately US$10.8 million) (the “2020 Equity Offering”). The 2020 Equity Offering was completed pursuant to an agency agreement with a syndicate of underwriters.

Pursuant to the 2020 Equity Offering, we issued a total of 9,093,940 Common Shares at a price of C$1.65 per Common Share (1,818,788 Common Shares at a price of C$8.25 per Common Share on a post-Share Consolidation basis). We are using the net proceeds from the 2020 Equity Offering to fund operating activities and for other working capital and general corporate purposes.

COVID-19 Pandemic

On January 30, 2020, the WHO declared a global emergency with respect to the outbreak of the novel coronavirus, COVID-19 (“COVID-19”) and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing public health authorities to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While our TMS Centers remain open, and are expected to remain open, during the pandemic, the Company experienced a temporary decline in both patient visits/treatments and new patient treatment starts during the year ended December 31, 2020 as a result of the various “stay at home”, “shelter in place” and/or other restrictions imposed in response to the COVID-19 pandemic. This decline negatively impacted the Company’s business, and in particular has negatively impacted the Company’s cash flows during the year. As a result of lower than expected cash flows during 2020, the Company was required to obtain additional financing through the 2020 Equity Offering and under the New Credit Facility. However, it is possible that the Company’s consolidated results for future periods will be negatively impacted by the COVID-19 pandemic. Although the Company believes cash flows to improve in fiscal 2021, it will need to seek additional financing in the future, and no assurance can be provided that such financing will be available on acceptable terms, or at all.

While all of the Company’s active TMS Centers are expected to remain open despite the COVID-19 pandemic to both current and new patients (including as “essential businesses” under local health protocols), as a result of an initial decline in treatments and new patient starts earlier in fiscal 2020 due to the pandemic, however, the Company took the following measures in order to control costs:

•	approximately 20% of the Company’s employees were furloughed as of May 1, 2020. During the period of furlough, the Company paid 100% of employer and employee medical premiums;

•	a Company-wide hiring freeze was implemented;

•	each member of the Company’s executive management team agreed to a 10% salary deferral; and

•	budgeted discretionary expenses were reduced by approximately $2.0 million for fiscal 2020.

As operating conditions and volumes of patient treatments began to normalize, the Company reinstated furloughed employees to match increased mental health treatment demand, removed the Company-wide hiring freeze and ended the salary deferral for the Company’s executive management team. The Company, however, continues to reduce discretionary spending. The Company’s employees and contractors continue to work tirelessly to deliver the highest quality of care at all of its TMS Centers, while at the same time taking all possible steps to safeguard the health and well-being of its patients, employees and physician partners. The Company sees these challenging operating conditions as temporary and is starting to see a positive change in sentiment. However, as the Company navigates through this unprecedented and challenging period, it will continue to assess the need for additional measures to control costs. See “Risk Factors”.

The COVID-19 pandemic has negatively impacted payor processes. As a result, we have experienced slowdowns in collections from payors and delays in both credentialing and re-credentialing completed as part of the billing enhancements of our provider population.

Fiscal 2019

New Management Regions and TMS Center Network Expansion

Our development efforts to date have been focused on both optimizing our established regional footprints with added in-region density as well as on establishing new management regions in the United States.

The below bullets describe the five management regions we developed in 2019.

•	On January 9, 2019, we expanded our TMS Center network into the Tampa-St. Petersburg Metropolitan region, through the opening of three TMS Centers in the Tampa-St. Petersburg, Florida, region. This expansion marked the initial expansion of our TMS Center network into the State of Florida.

•	On May 9, 2019, we expanded our TMS Center network into the State of Michigan, through the opening of a new TMS Center in Detroit, Michigan. This expansion marked the initial expansion of our TMS Center network into the State of Michigan.

•	On September 26, 2019, we expanded our TMS Center network into the States of California, Oregon and Alaska, through the acquisition of Achieve TMS (as defined below) and the 21 TMS Centers operated by them. This expansion marked the initial expansion of our TMS Center network into the States of California, Oregon and Alaska. See “— Acquisition of Achieve TMS” below.

Through the expansion of our management region networks into new geographic locations, the acquisition of Achieve TMS and the opening of new TMS Centers within our existing management regions, we have successfully developed 85 new TMS Center locations since the completion of our Canadian IPO.

Acquisition of Achieve TMS

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) pursuant to the terms of a membership interest purchase agreement (the “Achieve TMS Purchase Agreement”) with the sellers named therein (the “Vendors”) dated September 11, 2019 (the “Achieve TMS Acquisition”). Achieve TMS controls and operates a network of TMS Centers that specialize in the provision of TMS therapy for the treatment of depression and related psychiatric services. Achieve TMS currently operates 24 TMS Centers in California, Oregon and Alaska.

The total consideration for the acquisition was $10,596,912 (net of Achieve TMS’ cash), of which $2,611,044 was satisfied through the issuance of 1,431,736 Common Shares (286,348 Common Shares on a post-Share Consolidation basis) to the Vendors and $7,985,868 was satisfied by way of a cash payment to the Vendors, in each case, on the closing of the acquisition. The share consideration for the Achieve TMS Acquisition was valued based on a price per Common Share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days ending two trading days prior to the closing of the Achieve TMS Acquisition.

In addition, a portion of the purchase price payable in respect of the Achieve TMS Acquisition is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS during the twelve-month period following September 26, 2019, the closing date of the Achieve TMS Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 Common Shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of Earn-Out consideration payable, $2,780,590 was paid in cash on March 26, 2021. Certain vendors have agreed to defer $4,443,040 of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000, which payment will be made concurrently with the deferred cash payment.

Financing

On May 17, 2019, we completed (i) a bought deal public offering in Canada of 4,025,000 Common Shares at a price of C$3.25 per Common Share (805,000 Common Shares at a price of C$16.25 per Common Share on a post-Share Consolidation basis) and (ii) a concurrent private placement to 1315 Capital II, LP (“1315 Capital”) of 5,384,000 Common Shares at a price of C$3.25 per Common Share (1,076,800 Common Shares at a price of C$16.25 per Common Shares on a post-Share Consolidation basis), for total gross proceeds of C$30,579,250 (approximately US$22.8 million) (the “2019 Equity Offerings”). The 2019 Equity Offerings were both completed on a bought deal basis by a syndicate of underwriters.

The Company used the net proceeds from the 2019 Equity Offerings for the development of new TMS Centers, to fund the cash portion of the purchase price for the Achieve TMS Acquisition (see “— Acquisition of Achieve TMS” above) and for working capital and general corporate purposes.

In connection with the 2019 Equity Offerings, the Company issued 564,540 broker warrants (“Broker Warrants”) to the underwriters (112,908 Broker Warrants on a post-Share Consolidation basis). Each Broker Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$16.25 for a period of 24 months following the date of issuance thereof. The Broker Warrants expire on May 17, 2021.

Fiscal 2018

New Management Regions and TMS Center Network Expansion

The below bullets describe the five new management regions we opened in 2018.

•	On June 1, 2018, we expanded our TMS Center network into the State of Missouri through the opening of two TMS Centers in St. Louis, Missouri. This expansion marked the initial expansion of our TMS Center network into the State of Missouri.

•	On October 16, 2018, we expanded our TMS Center network into the State of Connecticut through the opening of two new TMS Centers in Westport and Milford, Connecticut. This expansion marked the initial expansion of our TMS Center network into the State of Connecticut.

•	On October 23, 2018, we expanded our TMS Center network into the Austin Metropolitan region in Austin, Texas, through the opening of a TMS Center in Central Austin, Texas. This expansion marked the initial expansion of our TMS Center network into the State of Texas.

•	On October 31, 2018, we expanded our TMS Center network into the Greater Houston region in Houston, Texas, through the opening of a TMS Center in Sugar Land, Texas, as part of our regional development strategy and expansion plans in the State of Texas.

•	On December 28, 2018, we expanded our TMS Center network into the Cleveland Metropolitan region, through the opening of two TMS Centers in Cleveland, Ohio. This expansion marked the initial expansion of our TMS Center network into the State of Ohio.

Through the expansion of these five new management regions, and the development of additional TMS Centers in our existing management regions, we added a total of 27 new TMS Centers in 2018.

New Treatment Indications

On November 8, 2018, we announced that our TMS Centers would begin offering treatment for OCD. The treatment, which was FDA-cleared in 2018, delivers targeted magnetic pulses into the region of the brain implicated in OCD using the H7 coil system developed by BrainsWay. This treatment has been rolled out to our TMS Centers in each management region.

OCD is a condition that causes intrusive and recurring obsessions and/or compulsions that interfere with a person’s daily activities and quality of life. Management estimates that over two million adults in the United States are diagnosed with OCD each year and conventional OCD treatments are effective in only approximately 50% of cases.

Canadian IPO

On October 3, 2018, we successfully completed the Canadian IPO via a long-form prospectus of the Company dated September 27, 2018, which qualified for distribution 10,000,000 Common Shares (2,000,000 Common Shares on a post-Share Consolidation basis) that were distributed by us without any additional payment upon the exercise or deemed exercise of 10,000,000 outstanding special warrants of the Company.

In conjunction with the Canadian IPO, the Common Shares were listed for trading on the TSX under the symbol “GTMS” on October 3, 2018.

RISK FACTORS

The following factors could materially adversely affect us and should be considered when deciding whether to make an investment in us and the Common Shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition or results of operations. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, results of operations or cash flow, and consequently, the trading price of our Common Shares, could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment.

Risks Related to our Business

The COVID-19 pandemic may have a material adverse effect on our business and future growth opportunities

On January 30, 2020, the WHO declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing public health authorities to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of our TMS Centers remain open, and are expected to remain open, during the pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2020 as a result of the various “stay at home”, “shelter in place” and/or other restrictions imposed in response to the COVID-19 pandemic. This decline negatively impacted our business, and in particular has negatively impacted our cash flows during Fiscal 2020. As a result of our lower than expected cash flows during Fiscal 2020, we were required to obtain additional financing through the 2020 Equity Offering and under the New Credit Facility, the first $15 million tranche of which closed on December 31, 2020. Our consolidated results for Fiscal 2020 were, and potentially for future periods will be, negatively impacted by the COVID-19 pandemic. In addition, following initial closing under the New Credit Facility we expect to have available liquidity for up to three months as of the date hereof. Although we expect cash flows to improve in 2021, we may need to seek additional financing in the future, and no assurance can be provided that such financing will be available on acceptable terms, or at all.

We rely on third-party suppliers and manufacturers for its TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of COVID-19 may also impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

We also rely on payors to make timely payments to us for services provided to their beneficiaries. If payors are negatively impacted by a decline in the economy, including as a result of the COVID-19 pandemic, we may experience slowdowns in collections and a reduction in the amounts we expect to collect.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

Cash Flow from Operations and the Need for Additional Financing

To date, the Company has had negative cash flow from operating activities. Although the Company believes it will have positive cash flow from operating activities in the future, it expects it may require additional working capital to fund operating activities until the global economic impact of COVID-19 subsides. The Company had cash, cash equivalents and short-term investments of approximately $18.8 million as at December 31, 2020. The Company will require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Company’s ability to pursue its business objectives. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives, and additional financing may not be available on favorable terms, or at all, which could have a material adverse effect on the business of the Company.

Our strategy to grow our business through developing new TMS Centers and management regions is subject to significant risks

A key component of our growth strategy is the development and building of additional TMS Centers in order to expand our footprint and increase our revenues. Accordingly, we are dependent upon our ability to find appropriate opportunities to develop new TMS Centers and expand our footprint into new management regions. Risks associated with developing new TMS Centers include:

•	finding appropriate clinical partners and psychiatrists with whom to partner in new management regions;

•	finding, hiring, training and retaining high quality regional management teams;

•	negotiating and establishing relationships with local commercial insurance carriers and/or obtaining state and federal certification for participation in the Medicare and other non-Medicare government-based programs;

•	increasing awareness of TMS as a treatment option for MDD, OCD, smoking cessation, and other potential future indications;

•	identifying desirable locations and markets to open new TMS Centers, which may be difficult and costly;

•	negotiating acceptable lease terms, including favorable levels of tenant improvement allowances;

•	successfully integrating new TMS Centers into our existing control structure and operations, including our information technology systems; and

•	addressing competitive, marketing and other challenges encountered in connection with expansion into new geographic areas and markets.

To the extent that we open new TMS Centers in regions where we already have existing TMS Centers, we may experience reduced revenues at those existing locations

There is no guarantee that newly opened TMS Centers will be received as well as, or achieve profitability levels comparable to, our existing locations within our estimated time periods, or at all. If our TMS Centers fail to achieve, or are unable to sustain, acceptable profitability levels, our business may be materially adversely affected and we may incur significant costs associated with closing or relocating TMS Centers. In addition, our current expansion plans are only estimates, and the actual number of TMS Centers that we open, the timeline on which we do so and the actual number of suitable locations for our new TMS Centers could differ significantly from these estimates, particularly in light of the curtailment of our TMS Center development activity due to COVID-19. Our inability to complete the development of additional TMS Centers could limit or significantly delay the overall growth of, and have a material adverse effect on, our business.

Our inability to attract key managerial and other non-medical personnel such as qualified TMS technicians may adversely impact our ability to carry out our business operations and strategies as planned

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the non-clinical healthcare management services space. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, could harm our business development and expansion plans as well as our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues, which could materially adversely affect our business, prospects, financial condition, results of operations or cash flow.

If commercial payor plans are subject to restriction in plan designs or the average rates that commercial payors pay us decline significantly, or if there are changes in Medicare or other non-Medicare government-based programs or payment rates, such occurrences would have a material adverse effect on our revenues, earnings and cash flows

There is no guarantee that commercial, Medicare or other non-Medicare government payment rates will remain at existing levels as they could be subject to material decreases in the future. More than 97% of the patients that receive treatment at our TMS Centers are covered, to a certain extent, by commercial payors, Medicare or other non-Medicare government programs. If we experience downward pressure on reimbursement conditions in the market due to employers shifting to less expensive options for medical services or as a result of consolidations among commercial payors, or if state governments and other governmental organizations face increasing budgetary pressure or increased focus on TMS services resulting in decreases in the average reimbursement rates for TMS therapy, such occurrences would have a material adverse effect on our revenues, earnings and cash flows.

If there is a reduction in reimbursement rates by higher-paying commercial insurance providers, our revenues, earnings and cash flows would be substantially reduced

Our revenue levels are affected by the percentage of our patients with higher-paying commercial insurance coverage. A patient’s insurance coverage may change for a number of reasons, including changes in the patient’s or a family member’s employment status. If there is a significant change in our payor mix, resulting in a reduction in the number of patients with higher-paying commercial insurance plans declining, our revenues, earnings and cash flows could be substantially reduced.

Failure to timely or accurately bill for services could have a negative impact on our revenue, bad debt expense and cash flow

Billing for healthcare services is an important and complex aspect of our business. We bill numerous and varied payors, such as Medicare, non-Medicare government insurance plans, commercial payors and self-pay patients. These different payors typically have different billing requirements that must be satisfied prior to receiving payment for services rendered. Reimbursement is typically conditioned on our documenting medical necessity, the appropriate level of service and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered.

Additional factors that could complicate our ability to timely or accurately bill payors include:

•	disputes between payors as to which party is responsible for payment;

•	failure of information systems and processes to submit and collect claims in a timely manner;

•	variation in coverage for similar services among various payors;

•	our reliance on third-parties, whom we do not control, to provide billing services;

•	the difficulty of adherence to specific compliance requirements and other procedures mandated by various payors;

•	failure to obtain proper provider credentialing and documentation in order to bill various payors; and

•	failure to collect patient balances due to economic conditions or other unknown reasons.

To the extent that the complexity associated with billing for healthcare services we provide causes delays in our cash collections, we may experience increased carrying costs associated with the aging of our accounts receivable, as well as increased potential for bad debt expense.

There are significant risks associated with estimating the amount of revenues and related refund liabilities that we recognize, and if our estimates of revenues and related refund liabilities are materially inaccurate, it could impact the timing and the amount of our revenues recognition or have a material adverse effect on our business, results of operations, financial condition and cash flows.

There are significant risks associated with estimating the amount of service revenues and related refund liabilities that we recognize in a reporting period. The billing and collection process is complex due to ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage and other payor issues, such as ensuring appropriate documentation. Determining applicable primary and secondary coverage for our patients, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare and non-Medicare government insurance plans are also subject to estimation risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient's commercial health plan secondary coverage or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided. If our estimates of services revenue and related refund liabilities are materially inaccurate, it could impact the timing and the amount of our revenues recognized and have a material adverse impact on our business, results of operations, financial condition and cash flows.

Our ability to generate revenue depends in large part on our ability to attract new patients and if we fail to attract new patients, we may not be able to increase revenues

Our success depends, in part, on our ability to attract new patients, particularly, in accordance with our growth strategy, within new management regions in the United States in markets in which we have limited or no TMS Centers or brand awareness. In order to expand our patient base in these new markets as well as our existing markets, we depend, for a substantial portion of the services we perform, on patient referrals from unaffiliates physicians. As described above under “— The COVID-19 pandemic may have a material adverse effect on our business and future growth opportunities”, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts in Fiscal 2020 as a result of the COVID-19 pandemic. In addition, if a significant number of physicians and other third parties were to discontinue or significantly reduce the rate at which they refer patients to us, our treatment volume could materially decrease, which would reduce our revenue and operating margins, which could have a material adverse effect on our business and financial condition.

If our TMS practices lose a significant number of psychiatrists, our financial results could be adversely affected

Against a backdrop of significant mental health and addiction issues in the United States and an increase in suicide rates, there is an unprecedented demand for psychiatrists. At times, there has been a shortage of qualified psychiatrists in some of the regional markets in which we serve. In addition, competition in recruiting psychiatrists may make it difficult for our contracted psychiatric practices to maintain adequate levels of psychiatrists. If a significant number of psychiatrists terminate their relationships with our practices and those practices are unable to recruit sufficient qualified psychiatrists to fulfill their obligations under our agreements with them, our ability to maximize the use of our TMS Centers and our financial results could be materially adversely affected. Neither we, nor our practices, maintain insurance on the lives of any affiliated physicians.

Our ability to obtain TMS Devices from our suppliers on a timely basis at competitive costs could suffer as a result of any deterioration or changes in our supplier relationships or events that adversely affect our suppliers or cause disruptions in their businesses

TMS treatments are delivered through TMS Devices, FDA-regulated medical devices specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain, which is currently FDA cleared to effectively treat MDD and OCD, and to be used for smoking cessation. We and our suppliers of TMS Devices may be affected by, among other things, increases in labor and fuel costs, labor disputes and disruptions, regulatory changes, political or economic instability or civil unrest, including terrorist activities, military and domestic disturbances and conflicts, natural disasters, pandemics, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to trade. These factors are beyond our control, may adversely affect us and our suppliers or cause disruptions to their and our businesses and may impact their ability to supply us with TMS Devices. Consequently, our ability to provide TMS treatment to our patients on acceptable terms and within acceptable timelines may be impacted, which could have a material adverse effect on our profitability and results of operations.

We have a number of important supplier relationships with respect to the supply of TMS Devices that we believe provide us with a competitive advantage. Most of our TMS Devices are leased from one of our third party suppliers. We do not have long-term contracts with our suppliers and we generally operate without any contractual assurances of continued supply. Any of our suppliers could discontinue their relationship with us, or cease to provide equipment or services on a satisfactory basis for a variety of reasons.

The benefits we currently experience from our supplier relationships may be adversely affected if our suppliers:

•	choose to cease their relationship with us;

•	raise the prices they charge us;

•	change pricing terms to require us to pay earlier or upfront, including as a result of changes in the credit relationships that some of our suppliers have with their various lending institutions;

•	sell merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do; or

•	lengthen their lead times.

There can be no assurance that we will be able to obtain desired equipment from our suppliers in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of equipment in connection with the growth of our business. We may need to develop relationships with new suppliers as our current suppliers may be unable to supply us with and produce needed quantities and we may not be able to obtain the same terms from new suppliers. If we are unable to obtain suitable equipment in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key suppliers or events harmful to our suppliers occur, it may adversely affect our business and results of operations.

Acquisitions and other business initiatives may negatively affect our operating results

Our growth through the successful acquisition and integration of complementary businesses is a critical component of our corporate strategy. We plan to continue to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy and disciplined financial management. These activities create risks such as:

•	the need to integrate and manage the acquired business;

•	additional demands on our resources, systems, procedures and controls;

•	disruption of our ongoing business; and

•	diversion of management’s attention from other business concerns.

Such acquisitions or other business collaborations may involve significant commitments of financial and other resources of our Company. Any such activity may not be successful in generating revenues, income or other returns to us, and the resources committed to such activities will not be available to us for other purposes. In addition, while we conduct due diligence prior to consummating an acquisition or business collaboration, such diligence may not identify all material issues associated with such activities. We may also experience unanticipated challenges or difficulties identifying suitable new acquisition candidates that are available for purchase at reasonable prices. Even if we are able to identify such candidates, we may be unable to consummate an acquisition on suitable terms. Moreover, if we are unable to access capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure.

Our inability (i) to take advantage of growth opportunities for our business, or (ii) to address risks associated with acquisitions or business collaborations, may negatively affect our operating results and financial condition.

We may be unable to successfully integrate acquired businesses or do so within the intended timeframes, which could have an adverse effect on our financial condition, results of operations and business prospects

Our ability to realize the anticipated benefits of acquired businesses, including our acquisition of Achieve TMS, will depend, in part, on our ability to successfully and efficiently integrate acquired businesses and operations with our own. The integration of acquired operations with our existing business may be complex, costly and time-consuming, and may result in additional demands on our resources, systems, procedures and controls, disruption of our ongoing business, and diversion of management’s attention from other business concerns. Although we cannot be certain of the degree and scope of operational and integration problems that may arise, the difficulties and risks associated with the integration of acquired businesses may include, among others:

•	the increased scope and complexity of our operations;

•	coordinating geographically separate organizations, operations, relationships and facilities;

•	integrating (i) personnel with diverse business backgrounds, corporate cultures and management philosophies, and (ii) the standards, policies and compensation structures, as well as the complex systems, technology, networks and other assets, of the businesses;

•	retention of key employees;

•	the possibility that we may have failed to discover obligations of acquired businesses or risks associated with those businesses during our due diligence investigations as part of the acquisition for which we, as a successor owner, may be responsible or subject to; and

•	provisions in contracts with third parties that may limit flexibility to take certain actions.

As a result of these difficulties and risks, we may not accomplish the integration of acquired businesses smoothly, successfully or within our budgetary expectations and anticipated timetables, which may result in a failure to realize some or all of the anticipated benefits of our acquisitions.

In addition, we may have ongoing obligations and/or additional contingent consideration payable in connection with our acquisitions.

A failure to reduce operating expenses and labor costs in a timely manner in response to changes in our business could adversely affect our results of operations

Our business and results of operations are sensitive to a number of factors, both within and outside our control. In the event of a sustained reduction in revenues, for whatever reason, it may be necessary to implement an expense reduction plan. The successful implementation of an expense reduction plan, if and when deemed advisable by management, depends on many factors, including our ability to identify the need for such a plan in a timely manner, to effectively implement such a plan, as well as certain factors which are beyond our control, including economic conditions, labor market conditions and ability to maintain our management team to implement our plan. Any one of these factors, or other unforeseen factors, could have a material adverse effect on our ability to implement any targeted cost savings to stabilize our results of operations.

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future and may not be able to secure additional financing to fund losses if we fail to achieve or maintain profitability

We will need to generate significant additional revenues to achieve and sustain profitability. Furthermore, even if we achieve profitability, we cannot guarantee that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of the Common Shares and there can be no assurance that we will be able to raise the additional funding that we may require in order to carry out our business objectives and growth strategies.

During the year ended December 31, 2020, we had negative operating cash flow. Our cash as at December 31, 2020 was approximately US$18.8 million. We cannot guarantee that we will have positive cash flows in the future. As described above under “— The COVID-19 pandemic may have a material adverse effect on our business and future growth opportunities”, our cash flows and liquidity have been impacted by the COVID-19 pandemic. Although we anticipate that we will have positive cash flow from operating activities in the future, we anticipate that our overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. We expect we will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short term obligations. To the extent we have negative cash flow in any future period, we may use a portion of our working capital to fund such negative cash flow.

In addition, we plan to continue our growth, including opening new TMS Center locations, and upgrading our information technology systems and other infrastructure as opportunities arise. Our plans to expand our network may not result in expected increases in our revenues, even though they increase our costs. Given that the growth initiatives that we intend to undertake will require significant capital investments over the near-to-medium-term, to the extent that we are unable to generate revenue growth at expected levels, our operating cash flow may not be sufficient to fund our operations and execute our growth strategies, which could have an adverse effect on our business and results of operations.

The development of our business depends, in part, upon prevailing capital market conditions, our business performance and our ability to obtain financing through equity and debt financing or other means. Although we have recently received additional financing under the New Credit Facility that closed on December 31, 2020, we can provide no assurance that we will not be required to obtain additional financing in the future. If any such additional financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate expansion plans or operations or other elements of our growth strategies. There can be no assurance that we will be successful in obtaining additional financing, on acceptable terms, or at all.

The issuance of additional Common Shares under any equity financing may have a dilutive effect on the interests of shareholders. The number of Common Shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of applicable stock exchanges, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans or upon exercise of outstanding warrants), and the interests of shareholders may be diluted as a result.

We do not independently own all of our TMS Centers

We currently do not independently own all of our TMS Centers, and healthcare laws and regulations in the United States may impact our ability to operate or own our TMS Centers in the future, thereby necessitating the use of partnerships and other management services frameworks. Consequently, we may be required to deal with diverse operating or ownership frameworks. In addition, from time to time, we may decide to use cash to restructure our arrangements with fellow owners, managers or operators of certain of our TMS Centers.

We are subject to risks associated with leasing space and equipment, and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability and results of operations

We do not own any real estate. Instead, we lease all of our retail TMS Center locations, as well as our head office and U.S. corporate headquarters. In accordance with our growth strategy, we also intend to expand into new geographic regions within the United States. Accordingly, we are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property, changes in availability of and contractual terms for leasable space, credit risk in relation to tenant improvement allowances from landlords and potential liability for environmental conditions or personal injury claims.

The success of any TMS Center depends substantially upon its location. There can be no assurance that our current TMS Center locations will continue to be desirable in the future, or that we will be able to secure new desirable locations in the future on favorable terms or at all. TMS Center locations, patient conversion and revenues may be adversely affected by, among other things, social and economic conditions in a particular area, competition from nearby TMS treatment centers, out-of-pocket treatment costs, changes in stigma relating to mental health issues, and changing lifestyle choices of patients in a particular market. If we cannot obtain desirable locations at reasonable costs, our cost structure will increase and our revenues will be adversely affected.

Our existing TMS Centers are leased from third parties, with typical lease commitments ranging from three to seven years. Some of our lease agreements also have additional renewal options. However, there can be no assurances that we will be able to extend, renew or continue to lease our existing TMS Center locations, or identify and secure alternative suitable locations. In addition to fixed minimum lease payments, most of our leases provide for additional rental payments, including payment of common area maintenance charges, real property insurance, real estate taxes and other charges. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new TMS Center locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate shorter terms. If an existing or future location is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations and profitability.

Our new TMS Centers, once opened, may not be profitable initially, or at all, and may adversely impact our business

Our new TMS Centers, once opened, may experience an initial ramp-up period during which they generate revenues below the levels we would otherwise expect. This is in part due to the time it takes to build a patient base in a new market, higher fixed costs relating to increased labor needs, other start-up inefficiencies that are typical of new locations and cash build-out costs of new TMS Centers that may be higher than our target cash build-out costs, development costs, additional features, and budgets. It may also be difficult for us to attract a patient base, or otherwise overcome the higher costs associated with new locations. New locations may not have results similar to existing locations or may not be profitable. If new TMS Centers remain unprofitable for a prolonged period of time, we may decide to close these TMS Centers, which could have a negative impact on our business and results of operations.

Our expansion into new geographic regions may present increased risks due to lower awareness of our brand or TMS therapy in general, our unfamiliarity with those regions and other factors

Our long-term future growth depends, in part, on our expansion efforts into new geographic regions in the United States. As a primary component of our growth strategy, we intend to undertake a targeted expansion into new regions of the United States where we have little or no operating experience or brand awareness. While we have significant experience and awareness across many regions in the United States, we have significantly lower patient awareness outside of these regions and our operating experience with respect to our existing management regions may not be relevant or necessarily translate into similar results broadly in our target markets in the United States. In addition, any new markets that we enter in the future may have different competitive conditions and/or less familiarity with our brand or TMS therapy as a treatment option in general. As a result, new TMS Centers in these markets may be less successful than centers in our existing management regions. Accordingly, we cannot guarantee that we will be able to penetrate or successfully operate in any market outside of our current management regions. In order to build greater awareness surrounding Greenbrook and TMS therapy in these new markets, we will need to make greater investments in TMS Center openings, psychiatrist reach-out, and advertising, with no guarantee of success, which could negatively impact the profitability of our operations in those markets.

We may also find it more difficult in these new markets to hire, motivate and retain qualified employees and technicians with familiarity of the TMS Devices used by us. In addition, labor costs may be higher and new locations could have higher construction and occupancy costs. Entering into new regions may also present challenges, as we may have limited experience with the different regulatory regimes, insurance environments and market practices in these new regions as compared to those in our current management regions. These regulations and market practices could subject us to significant additional expense or impact our ability to achieve compliance. In connection with any future expansion efforts outside of our existing management regions, we would expect to encounter many obstacles that we do not currently face in our current regions, including differences in regulatory environments and market practices, and difficulties in keeping abreast of market, business and technical developments. Each of these factors may have an adverse impact on our revenues or profitability in those markets, and could in turn adversely impact our revenues and results of operations. If we do not successfully execute our plans to enter new markets within in the broader United States, our business, financial condition and results of operations may be materially adversely affected.

We may engage in litigation with our clinical partners and contractors and there are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to us

The nature of our relationships with our clinical partners and contractors may give rise to litigation or disputes. In the ordinary course of our business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our clinical partners and contractors or potential clinical partners and contractors and our ability to attract new clinical partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of clinical partners and contractors and may damage our reputation and brand and our ability to expand into new regions.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee and patient claims, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and personal injury claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Most of our equipment is manufactured and supplied by third party suppliers and some of these products may expose us to various claims, including class action claims relating to medical devices subject to a product recall or liability claim. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

Although we maintain liability insurance to mitigate potential claims, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business

The physicians contracted or employed by us or our contracted practices could be subject to malpractice claims from time to time. Where required by law, we structure our relationships with the practices under our management services agreements in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted practices. Nevertheless, claims, suits or complaints relating to services provided by the physicians contracted or employed by us or our contracted practices may arise. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our TMS Devices or the conduct of our TMS technicians. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all. Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

Technological change in our industry or novel drug treatments for MDD or OCD could reduce the demand for our services or require us to incur significant cost to incorporate new technology into our centers

Advances in technology or the development of novel drug treatments for MDD or OCD may reduce the demand for our services or result in significant cost to incorporate the new technology into our TMS Centers. If we are unable to effectively respond to technological advancement, our treatment volumes could decline, which could have a material adverse effect on our revenues, earnings and cash flows.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our clinical partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results

The Biden Administration and the U.S. Congress, which is now controlled by Democrats, are considering a number of legislative and regulatory proposals which could, if passed into law, impact the healthcare system, the ACA, and/or the Medicare and Medicaid programs. Congress may take up legislation to increase the number of individuals covered by the Medicare or Medicaid programs, reduce prescription drug costs, increase price transparency for consumers, restrict the sale of certain classes of drugs, and reform medication management practices, among others. While not all of the potential legislation, if enacted, would affect our business directly, many could impact some or many of our business arrangements directly or indirectly. In addition, regulatory agencies have separately proposed price transparency rules for hospitals and insurers which, while not impacting our business directly, could change the way we interact with these entities. Given that legislative and regulatory change is still being formulated, we cannot predict with any certainty the outcome of any future legislation or regulation. However, despite a change in Administration, we believe that many of the legislative items noted above enjoy bipartisan support.

A recent decision from the U.S. Court of Appeals for the Fifth Circuit, in Texas v. Azar, upheld the district court’s determination that the ACA’s “individual mandate” was unconstitutional. The action, brought by various state attorneys general, alleges the U.S. Congress invalidated the ACA when it zeroed out the tax-based shared responsibility payment, commonly known as the “individual mandate”, under the Tax Cuts and Jobs Act of 2017 (Pub. L. 115-97). The case was remanded back to the district court for further proceedings and has not invalidated the ACA in Texas or elsewhere in the United States. As such, we cannot predict with any certainty how future litigation in this matter could affect our business. The environment regarding the provisions of the ACA has somewhat stabilized, but specific outcomes are difficult to predict. The timeframe for conclusion and final outcome of this litigation is uncertain given the possibility of appeal to the U.S. Supreme Court. However, if the U.S. Supreme Court upholds the unconstitutionality of the ACA, it could have a materially adverse effect on our future business and operating results. Furthermore, it is unclear if the Biden Administration and Congress would attempt to re-implement all or a portion of the ACA if ultimately determined unconstitutional.

Because of our U.S. operations, we could be adversely affected by violations of anti-kickback or other fraud and abuse laws. If our arrangement with physicians were found to violate the law, we could suffer consequences that would have a material adverse effect on our revenues, earnings and cash flows

Anti-kickback and other fraud and abuse laws and regulations, both at the federal and state level, generally prohibit parties from giving remuneration to a physician or other person in a position to refer or generate business for a health care provider such as the centers operated or managed by Greenbrook with the intent to induce such referrals, unless an exception or safe harbor applies. Physician and other financial relationships within the Greenbrook organization, including amounts paid under our management services agreements, distributions made to referring physicians who are also equity holders in our TMS Centers and all other financial arrangements involving Greenbrook, its intermediaries and potential referral sources or recipients may, notwithstanding our strict policies and procedures designed to ensure no violation of such laws, result in violation. We have sought to structure our arrangements to satisfy federal anti-kickback safe harbor requirements, but they remain susceptible to government scrutiny. If we were found to violate the law, we could suffer consequences, including fines, penalties, repayment obligations, and criminal liability, that would have a material adverse effect on our revenues, earnings and cash flows and reputation.

Our management services arrangements with practices and those practices’ professional services agreements with contracted or employed psychiatrists must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions

The laws in certain states in which we operate prohibit us from owning physician practices, exercising control over the clinical judgment of physicians, or engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may be decided. One component of our business has been to enter into management services agreements with physician practices, whereby we provide management, administrative, technical and other non-medical services to the physician practices in relation to TMS therapy in exchange for a service fee. We structure our relationships with these practices in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over any physician’s medical judgment. However, there can be no assurance that our present arrangements with physicians providing medical services and medical supervision at the centers we manage will not be challenged in the future and, if challenged, that they will not be found to violate applicable laws. Any such ruling against us could subject us to potential damages, injunctions and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services or change the amounts that we receive from the operation of these centers, which could have a material adverse effect on our business.

The regulatory framework in which we operate is constantly evolving

Healthcare laws and regulations are constantly evolving and could change significantly in the future. We closely monitor these developments and will modify our operations from time to time as the regulatory environment requires. There can be no assurances, however, that we will always be able to adapt our operations to address new laws or regulations or that new laws or regulations will not adversely affect our business. In addition, although we believe that we are operating materially in compliance with applicable federal and state laws and regulations, neither our current or anticipated business operations nor the operations of our contracted physician practices have been the subject of judicial or regulatory interpretation. We cannot assure investors that a review of our business by courts or regulatory authorities will not result in a determination that could materially adversely affect our operations or that the healthcare regulatory environment will not change in a way that materially restricts our operations. Furthermore, governments, government agencies and industry self-regulatory bodies in the United States may, from time to time, adopt statutes, regulations and rulings that directly or indirectly affect the activities of the Company. These regulations could adversely impact our ability to execute our business strategy and generate revenues as planned.

Complying with U.S. federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in penalties or repayments

We are directly, or indirectly through the physician practices with which we contract, subject to extensive regulation by both the U.S. federal government and the state governments of those states in which we operate TMS Centers, including:

•	the United States False Claims Act;

•	U.S. federal and state anti-kickback and self-referral prohibitions;

•	U.S. federal and state billing and claims submission laws and regulations;

•	the United States Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and comparable state laws; and

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians.

If our operations are found to be in violation of any of the laws and regulations to which we or the physician practices with which we contract are subject, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the view that many of these laws and regulations are complex, have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could result in significant legal expenses and divert our management’s attention from the operation of our business, which could have a material adverse effect on our business, operations and prospects.

Furthermore, the Medicare reimbursement rules impose extensive requirements upon healthcare providers that furnish services to Medicare beneficiaries, including the Company. Moreover, additional laws and regulations potentially affecting healthcare providers participating in the Medicare program continue to be promulgated that may impact us in the future. From time to time, in the ordinary course of business, we may conduct internal compliance reviews, the results of which may involve the identification of errors in the manner in which we submit claims to the Medicare program. We may also be subject to periodic audits by insurance companies, including the Medicare program. These reviews may result in the identification of errors in the manner in which we bill such insurance programs for our services, which may result in our receiving incorrect payments from the insurance companies, including the Medicare program, that we are required to repay. Under U.S. law, the failure to report and return Medicare overpayments can lead to liability under the FCA and associated penalties, including exclusion from the Medicare program. In addition, private payors may on occasion amend their coverage policies in a way that may impact our operations.

As part of our ongoing compliance efforts with these regulatory requirements, we periodically conduct reviews of our TMS Centers’ past operations to assess our compliance with such requirements. If and when such reviews demonstrate that there may be a repayment obligation due to our failure to comply with certain regulatory requirements, the Company remedies the deficiency and returns and refunds any Medicare overpayments within the required time periods.

We may be subject to additional taxes, which could affect our operating results

We may be subject to assessments for additional taxes, including sales taxes, which could reduce our operating results. In accordance with current law, we pay, collect and/or remit taxes in those jurisdictions where we maintain a physical presence. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that may not be entirely free from doubt and for which we have not received rulings from the governing authorities.

While we believe that we have appropriately remitted all taxes based on our interpretation of applicable law, it is possible that some taxing jurisdictions may attempt to assess additional taxes and penalties on us if the applicable authorities do not agree with our positions. A successful challenge by a tax authority, through asserting either an error in our calculation, or a change in the application of law or an interpretation of the law that differs from our own, could adversely affect our results of operations.

Our ability to manage our operations at our current size and successfully execute on our growth strategies is subject to numerous risks and uncertainties, and any failure to do so could have a negative impact on the price of the Common Shares

The continued success of our growth strategies depends on, among other things, our ability to expand our network of TMS Centers and management regions within the United States, as well as factors which are beyond our control, including general economic conditions and consumer confidence in future economic conditions. If we fail to execute on our growth initiatives or fail to fully realize the benefits expected to result from these initiatives, our results of operations and our ability to remain competitive may be materially adversely impacted, and the price of the Common Shares could decline. Our results to date are not an indication of future results, and there can be no assurance that our growth initiatives will generate increased revenues or improve operating margins even if we are able to successfully implement our growth strategies.

As we move forward, we expect our growth to bring new challenges and complexities that we have not faced before. Among other difficulties that we may encounter, this growth could place a strain on our existing infrastructure, information technology systems, real estate requirements and employee base and may make it more difficult for us to adequately forecast expenditures. Our budgeting will become more complex, and we may also place increased burdens on our suppliers, as we will likely increase the size of our TMS Device orders. The increased demands that our growth plans will place on our infrastructure and our management team may cause us to operate our business less efficiently, which could cause deterioration in our performance. Our growth may make it otherwise difficult for us to respond quickly to changing trends, preferences and other factors. This could result in excess or deficient equipment, loss of market share and decreased revenues. We cannot anticipate all of the demands that our expanding operations will impose on our business, and our failure to appropriately address these demands could have an adverse effect on us.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork and personalized customer service. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our growth strategies.

We experience competition from other TMS providers, hospitals and pharmaceutical and other companies, and this competition could adversely affect our business and revenue

The market for TMS services is becoming more competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that have a TMS Device in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

We also face indirect competition from pharmaceutical and other companies that develop alternative treatment products, such as anti-depressant medications. These products have the advantage of widespread market acceptance, ease of patient use and well-established reimbursement. If these competitors were to develop or commercialize anti-depressant medications or other treatments that are safer or more effective than TMS, our commercial opportunities could be reduced or eliminated.

Many of our competitors are, and many of our potential competitors may be, larger and have access to greater financial, marketing and other resources. Therefore, these competitors may be able to devote greater resources to the marketing and sale of their products or adopt more aggressive pricing policies than we can. As a result, we may lose market share, which could reduce our revenues and adversely affect our results of operations.

Our competitors may seek to emulate facets of our business strategy, which could result in a reduction of any competitive advantage that we might possess. As a result, our current and future competitors, especially those with greater financial, marketing or other resources, may be able to duplicate or improve upon some or all of the elements of our business strategy that we believe are important in differentiating our patients’ TMS treatment experience. If our competitors were to duplicate or improve upon some or all of the elements of our business strategy, our competitive position and our business could suffer. There can be no assurances that we will continue to be able to compete successfully against existing or future competitors. If we are unable to successfully compete, our business and financial condition would be adversely affected.

Our business is labor intensive and could be adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees

Our business is labor intensive, and our results are subject to variations in labor-related costs, productivity and the number of pending or potential claims against us related to labor and employment practices. If political efforts at the national and local level result in actions or proposals that increase the likelihood of increased labor costs, or if labor and employment claims, including the filing of class action lawsuits, or work stoppages, trend upwards, our operating costs could correspondingly increase and our employee relations, productivity, earnings and cash flows could be adversely affected.

None of our employees are currently subject to collective bargaining agreements. As we continue to grow and enter different management regions, unions may attempt to organize all or part of our employee base at certain TMS Centers or within certain management regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual locations, or on our business as a whole.

The maintenance of a productive and efficient labor environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. Protracted and extensive work stoppages or labor disruptions, such as strikes or lockouts, could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our employees are subject to federal or state laws governing such matters as minimum wage, working conditions and overtime. Changes in these laws in the markets in which we operate, particularly increases to minimum wage, could cause our operating expenses to increase. A significant increase in labor costs could have an adverse effect on our business, financial condition and results of operations.

We are subject to federal and state laws that govern our employment practices, including minimum wage and overtime payment. Failure to comply with labor and employment laws and regulations could subject us to legal liability and costs, including fines or penalties, as well as reputational damage that could harm our business.

We are subject to federal, state and local laws and regulations relating to the terms of employment, hiring, hours worked, wage and hour requirements, compensation, termination and treatment of employees. These laws and regulations cover financial compensation (including wage and hour standards), benefits (including insurance and 401(k) plans), discrimination, workplace safety and health, benefits, and workers’ compensation. For example, the Fair Labor Standards Act establishes a national minimum wage and guarantees overtime paid at “time-and-a-half” for employees in certain jobs. These laws can vary significantly among states, can be highly technical and costs and expenses related to these requirements may represent a significant operating expense that we may not be able to offset.

Any failure to comply with these laws, including even a minor infraction, could expose us to civil and, in some cases, criminal liability, including fines and penalties. Further, government or employee claims that we have violated any of these laws, even if ultimately disproven, could result in increased expense and management distraction, as well as have an adverse reputational impact on us and have a material adverse effect on our business.

We are subject to insurance-related risks

We maintain director and officer insurance, liability insurance, business interruption and property insurance and our insurance coverage includes deductibles, self-insured retentions, limits of liability and similar provisions. There is no guarantee, however, that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Complications associated with our billing and collections system could have a material adverse effect on our revenues, cash flows and operating results

Our billing system is critical to our billing operations. If there are defects in the billing system, we may experience difficulties in our ability to successfully bill and collect for services rendered, including a delay in collections, a reduction in the amounts collected, increased risk of retractions from and refunds to commercial and government payors, an increase in uncollectible accounts receivable and noncompliance with reimbursement regulations, any or all of which could have a material adverse effect on our revenues, cash flows and operating results.

In addition, we accept payments using a variety of methods, including credit cards and debit cards. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements, as well as fraudulent activities. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering profitability. We rely on third party service providers for payment processing services, including the processing of credit and debit cards. Our business may be negatively affected if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security and management rules, certification requirements and rules governing electronic funds transfers and if we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our patients and process electronic funds transfers or facilitate other types of payments, and our business and operating results may be adversely affected.

A material disruption in or security breach affecting our information technology systems could significantly affect our business and lead to reduced sales, growth prospects and reputational damage

The protection of patient, employee and company data is critical to us. We rely extensively on our computer systems to track treatment and patient data, manage our supply chain, record and process transactions, collect and summarize data and manage our business. While our systems are designed to operate without interruption, we may experience interruptions to the availability of our computer systems from time to time. The failure of our computer systems to operate effectively, keep pace with our growing capacity requirements, smoothly transition to upgraded or replacement systems or integrate with new systems could adversely affect our business. In addition, our computer systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, phishing attacks, denial-of-service attacks, social engineering attacks, ransomware attacks, security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, public health emergencies and usage errors by our employees. If our computer systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data, compromise to the integrity or confidentiality of patient and employee information in our systems or networks, disruption to the systems or networks of third parties on which we rely, and interruptions or delays in our operations. A lack of relevant and reliable information that enables management to effectively manage our business could preclude us from optimizing our overall performance. Any significant loss of data or failure to maintain reliable data could have a material adverse effect on our business and results of operations. A disruption to computer systems could reduce revenues, increase our costs, diminish our growth prospects, expose us to litigation, decrease patient confidence and damage our brand, which could adversely affect our business or results of operations and our reputation.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate or create system disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted to provide services. We generally collect and store confidential medical information regarding our patients and any compromise of such information could subject us to patient or government litigation, which would harm our reputation and could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or data breaches. An increasing number of websites, including several large internet companies, have recently disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their sites. Because the techniques used to obtain unauthorized access, disable or degrade services or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, sophisticated hardware and operating system software and applications that we buy or license from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the security and operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs could be significant, and efforts to address these problems could result in interruptions, delays or cessation of service that may impede our revenues or other critical functions.

In addition, many jurisdictions in which we operate have adopted breach of privacy and data security laws or regulations that require notification to consumers if the security of their personal information is breached, among other requirements. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead patients to request that we take additional measures to enhance security or restrict the manner in which we collect and use patient information. As a result, we may have to modify our business systems and practices with the goal of further improving data security, which would result in increased expenditures and operating complexity. Any compromise of our security or accidental loss or theft of patient data in our possession could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our reputation, which could adversely impact our business, results of operations and the price of the Common Shares.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the patient information that we process in connection with the payment for TMS treatment, resulting in increased compliance costs.

In addition, as a result of COVID-19, a signification portion of our corporate and head office operational functions are carried out by employees working from home or otherwise remotely. Remote working by employees, increased use of Wi-Fi and use of office equipment off-premises has become necessary for the foreseeable future and may make our business more vulnerable to cybersecurity breach attempts, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could have a material adverse effect on our business and results of operations. There is no guarantee that our disaster recovery procedures will be adequate in these circumstances. This period of uncertainty may also result in increases in phishing and social engineering attacks.

Many of our business functions are centralized at our head office locations. Disruptions to the operations at these locations could have an adverse effect on our business

Our head office is located in Toronto, Ontario, and our U.S. corporate headquarters is located in Tysons Corner, Virginia. We have centralized a large number of business functions at these locations, including TMS Center design, patient support, marketing and management. Most of our senior management, our primary data center and critical resources dedicated to financial and administrative functions, are located at our head office and U.S. corporate headquarters. If we were required to shut down either one of these sites for any reason, including fire, earthquake or other natural disaster, civil disruption, or pandemic, our management and our operations staff would need to find an alternative location, causing significant disruption and expense to our business and operations.

As a result of the COVID-19 pandemic, an increasing number of our employees, including those working from our head office and U.S. corporate headquarters, have been working remotely. Employing a remote work environment could affect employee productivity, including due to a lower level of employee oversight, distractions caused by the pandemic and its impact on daily life, health conditions or illnesses, disruptions due to caregiving or child care obligations or slower or unreliable internet access. If our productivity is impacted as a result of the transition, we may incur additional costs to address such issues and our financial condition and results may be adversely impacted.

We recognize the need to enhance our disaster recovery, business continuity and document retention plans that would allow us to be operational despite unforeseen events impacting our head office or U.S. corporate headquarters, and intend to do so in the future. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters at our head office or corporate headquarters, our critical systems, operations and information may not be restored in a timely manner, or at all, and may adversely impact our business operations.

We may upgrade or replace certain core information technology systems which could disrupt our operations and adversely affect our financial results

The implementation of new information technology systems may cause delays or disruptions or may be used improperly, either of which might negatively impact our business, prospects, financial condition and results of operations.

The risks associated with information technology systems changes, as well as any failure of such systems to operate effectively, could adversely impact human capital management and the promptness and accuracy of our transaction processing and financial accounting and reporting capabilities. Internal controls over financial reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements may be adversely affected, and we may be required to make significant additional capital expenditures to remediate any such failures or problems.

We believe that other companies have experienced significant delays and cost overruns in implementing similar system changes, and we may encounter problems as well. Our planned investments in maintenance capital expenditures and infrastructure are forward-looking information and are based on opinions, estimates and assumptions that may prove incorrect. Additionally, unforeseen costs in developing infrastructure and other information technology improvements may adversely impact our business operations. We may not be able to successfully implement these new systems or, if implemented, we may still face unexpected disruptions in the future. Any resulting delays or disruptions could harm our business, prospects, financial condition and results of operations.

Natural disasters and unusual weather could adversely affect our operations and financial results

Extreme weather conditions, as a result of climate change or otherwise, in the areas in which our TMS Centers are located, could adversely affect our business. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other extreme weather conditions over a prolonged period could make it difficult for our patients to travel to our TMS Centers and thereby reduce the number of treatments we provide. Reduced treatments from extreme or prolonged unseasonable weather conditions could adversely affect our business.

In addition, natural disasters such as hurricanes, tornadoes and earthquakes, or a combination of these or other factors, could severely damage or destroy one or more of our TMS Centers located in the affected areas, thereby disrupting our business operations.

Furthermore, a significant portion of our business functions operate out of our head office in Toronto, Ontario, and our U.S. corporate headquarters in Virginia, United States. As a result, our business is also vulnerable to disruptions due to local weather, economics and other factors in these regions.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition

IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements

We are responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a relatively new public company and are implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of the Common Shares and harm our ability to raise capital in the future.

In connection with the audit of our consolidated financial statements that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that our management identified related to:

•	the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;

•	the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies are pervasive in impact.

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of all entries in our financial reporting system. The plan will include the involvement of management and sufficient training of all personnel. We will take all measures necessary to address and cure the underlying causes of the material weaknesses. Once implemented, our remediation plan may take significant time and expense to be fully implemented and may require significant management attention, and our efforts may not prove to be successful in remediating the material weakness and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the Common Shares and harm our ability to raise capital.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

As a result of our Nasdaq listing, we are now subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration in the United States. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify additional material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies additional material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Relating to Ownership of Common Shares

There are unexercised options and warrants outstanding and which may be issued from time to time. If these are exercised or converted, an investor’s interest in Common Shares will be diluted

As of the date hereof, there are 13,735,288 Common Shares issued and outstanding. If all of the options that are issued and outstanding, being 869,333 options, were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 869,333 Common Shares, or approximately 6.3% of the issued and outstanding Common Shares as of the date hereof, on a non-diluted basis. Furthermore, there are an aggregate of 111,109 Broker Warrants issued and outstanding that were issued in connection with the 2019 Equity Offerings and are exercisable into Common Shares on a one-for-one basis at an exercise price of C$16.25 per Broker Warrant, and in connection with the financing under the New Credit Facility that closed on December 31, 2020, we issued the Lender Warrants exercisable for an aggregate of 51,307 Common Shares at an exercise price of C$11.20 per Lender Warrant. If all of the Broker Warrants and Lender Warrants were to be exercised, we would be required to issue up to an additional 162,416 Common Shares, or approximately 1.2% of the issued and outstanding Common Shares as of the date hereof, on a non-diluted basis. In addition, to the extent that we draw down additional financing under the New Credit Facility, we will be required to issue additional Lender Warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price of the Common Shares on the day prior to the issuance of such additional Lender Warrants and (ii) the average closing price of the Common Shares on the TSX for the 10 days prior to the issuance of such additional Lender Warrants, in either case subject to approval by the TSX.

These issuances, to the extent they occur, would decrease the proportionate ownership and voting power of all shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, our shareholders could suffer dilution in the net book value per Common Share.

The market price for the Common Shares may be volatile and your investment could suffer a decline in value

The market price of the Common Shares may be subject to significant fluctuations. Some of the factors that may cause the market price of the Common Shares to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in the Common Shares;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with Canadian securities regulators and the United States Securities and Exchange Commission (the “SEC”), including our financial statements;

•	publication of research reports or news stories about us, our competitors or our industry;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of Common Shares by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

•	the other risk factors described in this “Risk Factors” section of this Annual Information Form.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of the Common Shares. Consequently, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of the Common Shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, results of operations and financial condition.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations has been and will be financed through the sale of equity securities, a decline in the price of the Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to implement our TMS Center expansion strategy or continue current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Greybrook Health continues to have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote

As of December 31, 2020, Greybrook Health beneficially owns, controls or directs approximately 32.1% of the issued and outstanding Common Shares. As long as Greybrook Health owns or controls a significant number of the outstanding Common Shares, they will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our Board, any amendments to our Articles, or the approval of any merger, acquisition or other significant corporate transaction, including a sale of all or substantially all of our assets.

In addition, Greybrook Health’s interests may not align with the interests of our other shareholders. Greybrook Health is in the business of making investments in companies and may acquire and hold, from time to time, interests in businesses that compete directly or indirectly with us. Greybrook Health may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our level of indebtedness may increase and reduce our financial flexibility

We are currently indebted under our loan facilities, including the New Credit Facility, and we may incur additional indebtedness in the future. We are exposed to changes in interest rates on our cash, bank and controlling shareholder indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted by the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. We can provide no assurances that, in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition and the trading price of our Common Shares.

We may also be required to repay any portion of the outstanding principal amount of our unsecured loan in the amount of $3,080,760 made under the United States Paycheck Protection Program that is not forgiven, along with accrued interest, as there is uncertainty that we will be eligible for loan forgiveness as determined by the U.S. Small Business Administration. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors, including the ongoing COVID-19 pandemic, affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Future sales of our securities by existing shareholders or by us could cause the market price for the Common Shares to decline

Sales of a substantial number of the Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell their Common Shares, could significantly reduce the market price of the Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of the Common Shares. If the market price of the Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

As of the date hereof, there are 13,735,288 Common Shares outstanding. In addition, there are options and Broker Warrants to acquire 869,333 Common Shares and 111,109 Common Shares, respectively, currently outstanding, and on December 31, 2020, we issued the Lender Warrants to acquire 51,307 Common Shares. The Common Shares issuable upon the exercise of these options, Broker Warrants and Lender Warrants, and Common Shares issuable as Earn-Out consideration in connection with the Achieve TMS Acquisition, will, to the extent permitted by any applicable vesting requirements, lock-up restrictions and restrictions under applicable securities laws in Canada and the United States, also become eligible for sale in the public market.

Further, we cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of the Common Shares. Sales of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Future offerings of debt securities, which would rank senior to the Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to the Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of the Common Shares

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Common Shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and holders of Common Shares bear the risk of our future offerings reducing the market price of the Common Shares and diluting their ownership interest in the Company.

We do not expect to pay any cash dividends for the foreseeable future

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under any existing or future agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of the Common Shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not invest in Common Shares.

We are a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere

We are organized under the laws of Ontario, Canada and, accordingly, are governed by the OBCA. The OBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

Our by-laws designate the Superior Court of Justice of the Province of Ontario, Canada, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to choose a favorable judicial forum for disputes with us or our directors or officers under U.S. securities laws

Article 12 of our by-laws provides that, subject to our consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of a fiduciary duty owed by any director, officer or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or the articles or the by-laws of the Company (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs”, as defined in the OBCA, of the Company. Under the terms of our by-laws, any investor purchasing any interest in our Common Shares shall be deemed to have notice of and consented to the foregoing forum selection provisions.

The foregoing forum selection provisions would apply to all actions described above, which may include actions that arise under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). However, Section 27 of the U.S. Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the U.S. Exchange Act or the rules and regulations thereunder, and Section 22 of the U.S. Securities Act provides for concurrent U.S. federal and state court jurisdictions over actions under the U.S. Securities Act and the rules and regulations thereunder, subject to a limited exception for certain “covered class actions” as defined in Section 16 of the U.S. Securities Act and interpreted by U.S. courts. Accordingly, there is uncertainty whether a U.S. court would enforce our forum selection clause in a lawsuit that alleges violation of the U.S. Exchange Act and/or the U.S. Securities Act, and investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

As a result of the foregoing uncertainty, the forum selection provision in our by-laws may result in increased costs to a shareholder that seeks to bring a claim under the U.S. Exchange Act and/or U.S. Securities Act and otherwise limit any such shareholder’s ability to bring such a claim in a judicial forum that it finds favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors or officers under U.S. securities laws.

Certain adverse tax consequences may result from the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes

Although the Company is organized as a corporation under the OBCA, the Company takes the position that it is treated as a U.S. domestic corporation for all U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Company generally is subject to tax on its worldwide income by both Canada and the United States. This treatment is expected to continue indefinitely, which could have a material adverse effect on our financial condition and results of operations.

We do not currently anticipate paying dividends on the Common Shares. If we pay dividends on the Common Shares, any dividends received by shareholders that are not residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) generally will be subject to Canadian withholding tax at the rate of 25%, except as reduced by an applicable income tax treaty. A U.S. holder may not be permitted to claim a U.S. foreign tax credit for any such Canadian withholding tax, unless such U.S. holder has sufficient foreign-source income from other sources and certain other conditions are met.

Dividends received by shareholders that are Non-U.S. Holders (as defined below) generally will be subject to U.S. federal withholding tax at the rate of 30%, except as reduced by an applicable income tax treaty. Shareholders that are residents of Canada for purposes of the Tax Act will not be permitted to claim a Canadian foreign tax credit for any such U.S. withholding tax. A shareholder who is neither a U.S. holder nor a resident of Canada for purposes of the Tax Act generally will be subject to both U.S. withholding tax and Canadian withholding tax. Shareholders subject to both U.S. and Canadian withholding tax are urged to consult their own tax advisers regarding the availability of reduced withholding under an applicable income tax treaty.

A “Non-U.S. Holder” is any person who is a beneficial owner of Common Shares and who is not, for U.S. federal income tax purposes: (i) an individual who is a citizen or a resident of the United States; (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust (1) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control; (v) a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes; (vi) a person treated as engaged in the conduct of a trade or business within the United States; or (vii) an individual who is present in the United States for 183 days or more in the taxable year and who satisfies certain other conditions.

Prospective investors are urged to consult their own tax advisers regarding the U.S. tax treatment of the Company and the tax consequences of owning Common Shares in light of their particular circumstances.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Common Shares, which could depress the price of the Common Shares

Our Board has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of the Common Shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for the Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of Common Shares.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about us or our business, our trading price and our trading volume could decline

The trading market for the Common Shares depends in part on the research and reports that industry or securities analysts publish about us or our business. If we obtain industry or securities analyst coverage and if one or more of the analysts who cover us downgrade the Common Shares, the trading price of the Common Shares may decline. If one or more of the analysts cease coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the Common Share price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our Company publishes inaccurate or unfavorable research about our business, the trading price of the Common Shares may decline.

The forward-looking statements contained in this Annual Information Form may prove to be incorrect

There can be no assurance that any estimates and assumptions contained in this Annual Information Form will prove to be correct. Our actual results in the future may vary significantly from the historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this Annual Information Form. See “Forward-Looking Information”.

As a foreign private issuer whose shares are listed on Nasdaq, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. In addition, we intend to follow the TSX listing rules in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.

We will incur significantly increased costs and devote substantial management time as a result of operating as a U.S. public company

As a U.S. public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we will be subject to the reporting requirements of the U.S. Exchange Act, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a U.S. public company or the timing of such costs.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses

We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. The loss of foreign private issuer status would result in significant costs and expenses which could have an adverse impact on our financial condition and cash flows.

It may be difficult for United States investors to effect service of process or enforcement of actions against us or certain of our directors and officers under U.S. federal securities laws

We are incorporated under the laws of the Province of Ontario, Canada. A number of our directors and officers reside in Canada. Because certain of our assets and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon us or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. It may also be difficult to have a judgment rendered in a U.S. court recognized or enforced against us in Canada.

DIVIDEND POLICY

The Company has not, since its inception, declared or paid any dividends on the Common Shares. We intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the discretion of our Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that our Board may deem relevant.

DESCRIPTION OF SHARE CAPITAL

The following describes the material terms of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Articles.

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are 13,735,288 Common Shares and no preferred shares issued and outstanding.

The Company also has a total of 111,109 Broker Warrants and 51,307 Lender Warrants issued and outstanding as forth in the table below:

Number of Warrants	Exercise Price		Expiry Date
111,109 Broker Warrants	C$	16.25	May 17, 2021
51,307 Lender Warrants	C$	11.20	December 31, 2025

Each Broker Warrant and Lender Warrant is exercisable to acquire one Common Share, subject to adjustment in certain circumstances.

Furthermore, we have 869,333 options issued and outstanding under our stock option plan. All options are exercisable to acquire Common Shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive, if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. See “Dividend Policy”.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series. Subject to the provisions of the OBCA and our Articles, our Board may, by resolution, from time to time before the issue thereof determine the maximum number of preferred shares of each series, create an identifying name for each series, attach special rights or restrictions to the preferred shares of each series including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding-up and any sinking fund or other provisions, the whole to be subject to filing Articles of Amendment to create the series and to include the special rights or restrictions attached to the preferred shares of the series. Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

Preferred shares of each series, if and when issued, will, with respect to the payment of dividends, rank pari passu with the preferred shares of every other series and be entitled to preference over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to payment of dividends.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to the repayment of capital paid up on and the payment of unpaid dividends accrued on the preferred shares. We currently anticipate that there will be no pre-emptive, subscription, redemption or conversion rights attaching to any series of preferred shares issued from time to time.

Advance Notice By-Laws

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of our shareholders; (b) ensure that all of our shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (c) allow our shareholders to register an informed vote. Only persons who are nominated by our shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder of the Company wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include (a) in the case of an annual meeting of our shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of our shareholders; provided that, if the first public announcement of the date of the annual meeting of our shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date and (b) in the case of a special meeting (which is not also an annual meeting) of our shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Forum Selection

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us, (c) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our Articles or by-laws, or (d) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or the business of such affiliates. Our forum selection by-law also provides that our security holders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the TSX and are traded under the symbol “GTMS” and on the Nasdaq under the symbol “GBNH”. The high and low reported trading price and volumes of Common Shares on the TSX for the 12-month period ended December 31, 2020 (on a pre-Share Consolidation basis) were as follows:

Month	High		Low		Volume
January	C$	2.46	C$	1.57	420,861
February	C$	2.84	C$	2.37	436,135
March	C$	2.62	C$	1.00	1,498,065
April	C$	2.08	C$	1.31	569,647
May	C$	1.98	C$	1.50	672,140
June	C$	1.63	C$	1.38	367,710
July	C$	1.60	C$	1.40	137,191
August	C$	1.56	C$	1.35	376,086
September	C$	1.56	C$	1.32	627,796
October	C$	1.65	C$	1.30	562,289
November	C$	1.56	C$	1.33	1,755,772
December	C$	2.77	C$	1.40	1,395,318

DIRECTORS AND EXECUTIVE OFFICERS

The names and jurisdiction of residence of the directors and executive officers of the Company, their respective positions and offices held with the Company and their principal occupation for the last five or more years are shown below as at the date hereof. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name, Province or State and Country of Residence	Position/Title	Office Held Since	Principal Occupation
Elias Vamvakas Ontario, Canada	Director, Chairman of the Board	2018	Chairman, Greybrook Capital
Brian P. Burke Ontario, Canada	Director(2)(3)	2018	President, Pittsburgh Penguins
Colleen Campbell Ontario, Canada	Lead Director(1)(3)	2018	Vice Chair, BMO Capital Markets
Sasha Cucuz Ontario, Canada	Director	2018	Chief Executive Officer, Greybrook Securities Inc.
Adrienne Graves, Ph.D. California, United States	Director(1)(2)(3)	2018	Corporate Director
Adele C. Oliva Pennsylvania, United States	Director(2)(3)	2019	Founding Partner, 1315 Capital LLC
Frank Tworecke Maryland, United States	Director(1)(2)(3)	2018	Corporate Director
Bill Leonard Maryland, United States	Director, President and Chief Executive Officer	2018	President and Chief Executive Officer of the Company
Edwin B. Cordell Jr. Atlanta, United States	Interim Chief Financial Officer	2020	Interim Chief Financial Officer of the Company
Roberto Drassinower Ontario, Canada	Chief Operating Officer	2018	Chief Operating Officer of the Company
Geoffrey Grammer Maryland, United States	Chief Medical Officer	2018	Chief Medical Officer of the Company
Euphia Hsu Smith Maryland, United States	Chief Marketing Officer	2019	Chief Marketing Officer of the Company
Diana Shi Pennsylvania, United States	Senior Vice President of Operations	2021	Senior Vice President of Operations of the Company

Notes:

(1)	Member of our Audit Committee.

(2)	Member of our Governance, Compensation and Nominating Committee.

(3)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.

Biographical Information Regarding the Directors and Executive Officers

Elias Vamvakas – Mr. Vamvakas is the Chairman of the Board, a position he has held since February 2018. Mr. Vamvakas is currently the founder, chairman and CEO of Greybrook Capital, a private equity firm focused on healthcare and real estate, a position he has held since 2007, and the Chairman of The Caldwell Partners International Inc., a position he has held since July 2019. Mr. Vamvakas was previously the chairman of TearLab Corporation, a position he held until July 2020. Prior to founding Greybrook Capital, Mr. Vamvakas co-founded TLC Vision Corporation (“TLC”) where he served as president and chief executive officer from 1994 to 2004. During this period, Mr. Vamvakas built TLC into the largest eye care service provider organization in North America with revenues of more than $300 million as TLC opened or acquired more than 100 laser eye clinics, over 200 mobile laser sites, more than 250 mobile cataract stations and several ambulatory surgery centres. Through TLC’s subsidiary, Vision Source Inc., TLC also developed the largest independent optometric franchise with more than 2,000 locations. Mr. Vamvakas holds a bachelor of science degree from the University of Toronto.

Brian P. Burke – Mr. Burke is currently the president of the Pittsburgh Penguins of the National Hockey League, a position he has held since February 2021. Prior to joining the Pittsburgh Penguins, Mr. Burke was a studio analyst at Rogers Sportsnet, a Canadian television sports network, from May 2018 to February 2021. Following graduation from Harvard Law School in 1981, Mr. Burke practiced corporate and securities law, with a focus on professional athletes and teams. Mr. Burke has been the president and/or general manager of several hockey organizations, including the Calgary Flames, Toronto Maple Leafs, Anaheim Ducks, Vancouver Canucks and the Hartford Whalers during the period from 1992 to 2018. Mr. Burke previously served as a member of the boards of directors of the Sports Lawyers Association, Canuck Place Children’s Hospice Foundation and Rugby Canada. Mr. Burke is also a member, and served on the selection committee of, the Hockey Hall of Fame. Mr. Burke received a Juris Doctor from Harvard Law School and a bachelor’s degree in history from Providence College.

Colleen Campbell – Ms. Campbell is currently the vice-chair of BMO Capital Markets, the investment and corporate banking arm of the Bank of Montreal (“BMO”), a position she has held since 2012. Ms. Campbell has over 38 years of experience in the investment banking industry serving in various roles since joining in 1997, including 15 years in debt capital markets and ultimately as global head of BMO’s debt capital markets group. Ms. Campbell is currently chair of BMO Capital Markets Real Estate Inc., chair of the Investment Committee for the Merchant Bank Real Estate Private Equity Fund and co-chair of the Investment Bank’s Diversity and Inclusion Steering Committee. Ms. Campbell holds an Honors Business Administration degree from Richard Ivey School of Business.

Sasha Cucuz – Mr. Cucuz is currently the chief executive officer of Greybrook Securities Inc. (“Greybrook Securities”), a Toronto-based corporate finance and investment banking firm, a position he has held since 2005. As the CEO of Greybrook Securities, Mr. Cucuz is responsible for co-managing the firm’s operation and investment strategy. Together with his partners, Mr. Cucuz has played a significant role in growing Greybrook Securities’ real estate investment portfolio to include over 80 multi-family and residential development projects throughout North America, representing over $17 billion worth of estimated completion value. Under Mr. Cucuz’s leadership, the firm currently manages over $1.2 billion of equity on behalf of more than 6,800 high net worth individual and institutional clients located in over 30 countries. Mr. Cucuz also serves as the Co-chair of Greybrook Securities’ Investment and Project Advisory Committees where he is part of the team responsible for approving new acquisitions and overseeing existing limited partnerships. As the former CEO of Greybrook Health, Mr. Cucuz has been involved in several key transactions throughout the Greybrook Health portfolio including the acquisition of MacuHealth, LLC and Bruder Healthcare Inc. and financings for portfolio companies including TearLab Inc. In addition to being a member of the Board of Directors of Greenbrook, Mr. Cucuz is also a Director of Neupath Health Inc., Canada’s largest provider of Chronic Pain services. Charitably, Mr. Cucuz serves on the boards of the Greybrook Foundation and the Blu Genes Foundation. Mr. Cucuz holds a bachelor of arts degree in economics from York University.

Adrienne Graves, Ph.D. – Dr. Graves is a neuroscientist by training and a global leader in the pharmaceutical and medical device industries. Dr. Graves held multiple positions at Santen Inc., the U.S. subsidiary of a 130 year old Japanese pharmaceutical company, over a 15 year period, including as the president and chief executive officer from 2002 to 2010. In this role, Dr. Graves successfully established Santen Inc.’s strong global presence, brought multiple products through preclinical and clinical development to approval and commercialization, gained global clinical development and regulatory experience and led global teams through successful acquisitions and partnerships. Prior to joining Santen Inc., Dr. Graves spent 9 years at Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist, where she progressed through various roles including director of international ophthalmology. Dr. Graves currently serves as an independent director on the boards of IVERIC bio, Inc., Nicox S.A., Oxurion NV, Qlaris Bio, Inc., TherOptix, Inc. and Surface Pharmaceuticals. Dr. Graves also serves on the boards of the following foundations: ASCRS (American Society for Cataract and Refractive Surgery), FFB (Foundation Fighting Blindness), GRF (Glaucoma Research Foundation), HCP (Himalayan Cataract Project), and Retina Global. Dr. Graves holds a bachelor of arts degree in psychology with honors from Brown University, a Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris.

Adele C. Oliva – Ms. Oliva is currently the Founding Partner of 1315 Capital LLC (“1315 Capital”), a Philadelphia-based firm that manages over $500 million and provides expansion and growth capital to commercial-stage medical technology, healthcare service, and specialty therapeutic companies, a position she has held since 2014. She was recruited to Quaker Partners in 2007 to expand their growth stage investing practice. Ms. Oliva has been a healthcare investor for over 20 years and focuses on commercial stage medical technology, healthcare service, and specialty therapeutic investments. Ms. Oliva co-founded 1315 Capital in 2014 to establish a firm focused on healthcare growth investing and the firm has since raised two funds. Prior to 1315 Capital and Quaker Partners, Ms. Oliva was Co-Head of US Healthcare at Apax Partners, where she started in 1997. Ms. Oliva was also in business development and marketing at Baxter International. Ms. Oliva received a bachelor of science degree from St. Joseph’s University and a master of business administration degree from Cornell University.

Frank Tworecke – Mr. Tworecke has more than 35 years of experience in leading major retail and apparel companies. Prior to his retirement in December 2012, Mr. Tworecke acted as group president of Sportswear of Warnaco Group Inc. from 2004 to 2012 where he served as the head of the Calvin Klein jeans brand worldwide and Chaps® units. Prior to this role, Mr. Tworecke served as the president of Cignal Division at Merry-Go-Round Enterprises, Inc., president and chief executive officer of Bon-Ton Stores Inc. and chief operating officer of Jos. A. Bank Clothiers. Mr. Tworecke also served on the boards of directors of Cherokee Inc., Hampshire Group Limited, Grafton-Fraser Inc. and Sinai Hospital of Baltimore. Mr. Tworecke holds a bachelor of science degree from Cornell University and a master of business administration degree from Syracuse University. Mr. Tworecke was also a member of the Business Advisory Council of the Department of Applied Economics and Management at Cornell University.

Bill Leonard – Mr. Leonard is currently the President and Chief Executive Officer of the Company and its predecessor, TMS US, a position he has held since 2011. For more than 20 years, Mr. Leonard has provided operational and strategic leadership in the development of medical devices, pharmaceuticals and healthcare services. Mr. Leonard previously served as president of Leonard Consulting LLC from 2008 to 2011, and president of the Bio-Pharmaceutical Division of Euclid Vision Corporation from November 2007 to December 2010 where he developed FDA strategy for an ophthalmic drop that was successfully approved to undergo clinical trials. Mr. Leonard also served as president of the Refractive Surgery Division of TLC from July 2004 to March 2007, where he piloted a comprehensive business strategy and leadership generating over $200 million in revenue with 900 employees and a client base of 13,000 eye care professionals. Mr. Leonard holds a business administration degree from Towson University.

Edwin B. Cordell Jr. – Mr. Cordell is currently the Interim Chief Financial Officer of the Company, a position he has held since November 10, 2020. Mr. Cordell is a senior financial executive with over 30 years of financial management experience. His industry background includes life science and medical device technologies, and he has extensive experience working with both private and publicly traded high growth companies. Mr. Cordell is a versatile financial leader accomplished in financial strategy and operational execution with enterprise-wide perspective and experience to include mergers and divestitures, business planning, risk management, information strategies, and financial modeling. Mr. Cordell has experience working for fast-growth companies where he focused on improving operations through achievements in finance management, cost control, internal controls and compliance. Mr. Cordell earned his bachelor’s degree in accounting from the University of Tennessee at Chattanooga, and began his career in public accounting with Grant Thornton LLP.

Roberto Drassinower – Mr. Drassinower is currently the Chief Operating Officer of the Company, a position he has held since February 2018. Mr. Drassinower is an experienced technology business leader and operator. In 2002, Mr. Drassinower founded DME Consulting Inc., a management consulting firm specializing in strategy and mergers and acquisitions, and serves as its president. Through DME Consulting Inc., Mr. Drassinower also served as the chief executive officer of Brandimensions Inc. and Brandprotect Inc. from 2007 to 2018 and as chief executive officer of Nulogx Inc. and Greybrook Freight Management Inc. since 2009. Prior to founding DME Consulting Inc., Mr. Drassinower served as chief executive officer for SoftQuad Software Ltd., a company he acquired through a management buy-out and subsequently took public in the United States and Canada. Previously, Mr. Drassinower was president of Carolian Systems, a network management software solutions company.

Geoffrey Grammer – Col. (U.S. Army, Ret.) Geoffrey Grammer, M.D., serves as Chief Medical Officer of Greenbrook, where he sets and implements clinical policies, protocols, and training for all of our TMS Centers. A highly-decorated military physician who holds both a Bronze Star and the Legion of Merit Award, Dr. Grammer served in a broad range of clinical and organizational leadership positions in the Army, including two deployments to Iraq, first as Medical Director for the 785th Combat Stress Control Company and later as a psychiatrist at the Combat Support Hospital at Contingency Operating Base Speicher. He also deployed to Afghanistan as a psychiatrist at the Combat Support Hospital in Bagram. In addition to those deployments, Dr. Grammer served as Chief of Inpatient Psychiatric Services at Walter Reed National Military Medical Center, where he launched one of the nation’s first TMS therapy programs. A globally-respected researcher and thought leader, Dr. Grammer also served as Department Chief of Research at the National Intrepid Center of Excellence, a Department of Defense organization specializing in treatment-resistant psychological health and traumatic brain injury conditions in active duty service members, and later as National Director for the Defense and Veterans Brain Injury Center. He is published in numerous peer-reviewed journals and has authored several book chapters. Dr. Grammer graduated from Virginia Polytechnic Institute with a Bachelor of Science degree in Biology and earned his Doctor of Medicine from the Uniformed Services University in Bethesda, Maryland. He holds board certifications in Psychiatry and Geriatric Psychiatry.

Euphia Hsu Smith – Ms. Hsu Smith is currently the Chief Marketing Officer of the Company, a position she has held since May 2019. From 2017 to 2019, Ms. Hsu Smith served as the Chief Marketing Officer of the American Telemedicine Association, Principal of South Point Advisors, and Managing Director of Knowledge to Practice (K2P). Prior to 2017, Ms. Hsu Smith was a Senior Director of The Advisory Board Company from 2010 to 2017. Ms. Hsu Smith holds a bachelor of arts degree from Mount Holyoke College and a master of public health degree from Yale University.

Diana Shi – Ms. Shi is currently Senior Vice President of Operations of the Company, a position she has held since February 2021. From 2019 to 2021, Ms. Shi served as Vice President of Operations for Solis Mammography, an independent provider of breast health and diagnostic services, where she was responsible for operations and growth of the company’s Philadelphia, Chicago, and Columbus markets. Prior to 2018, Ms. Shi was Vice President for Surgical Care Affiliates, a division of United Healthcare Group, a position she held from 2013 to 2019. Ms. Shi also previously worked at Citi Investment Banking Division advising various companies on strategic M&A opportunities and fundraising; and an investment professional at Quaker Partners, leading and managing early and late stage public and private venture capital investments in biopharma, specialty pharma, and medical technology companies. Ms. Shi holds a Bachelor of Science degree from Babson College.

Ownership Interest

As of December 31, 2020, our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly (on a post-Share Consolidation basis), 3,358,171 Common Shares, representing approximately 24.9% of the issued and outstanding Common Shares (on a non-diluted basis). This figure excludes 4,327,697 Common Shares, representing approximately 32.1% of the issued and outstanding Common Shares, that are beneficially owned by Greybrook Health as of December 31, 2020 and includes 1,771,171 Common Shares that are beneficially owned by an affiliate of 1315 Capital. Mr. Vamvakas, chairman of the Company, is the chairman and founder of Greybrook Capital, the parent company of Greybrook Health. Mr. Vamvakas disclaims beneficial ownership of the Common Shares held by Greybrook Health.

Cease Trade Orders and Bankruptcies

Except as hereinafter described, none of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Ms. Oliva was a member of the board of directors of NovaSom, Inc. (“NovaSom”) from September 15, 2009 to September 26, 2019. In August 2019, NovaSom filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States. The directors and officers of NovaSom remained involved with the company during the Chapter 11 proceedings in order to facilitate the sale of the company. NovaSom’s assets were sold on September 27, 2019 and the Chapter 11 bankruptcy proceedings were dismissed on October 31, 2019.

Dr. Graves was a member of the board of directors of Akorn, Inc. (“Akorn”) from March 2012 to September 2020. In May 2020, Akorn filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States. The directors and officers of Akorn remained involved with the company during the Chapter 11 proceedings in order to facilitate the sale of the company. Akorn’s assets were sold on October 1, 2020.

Individual Bankruptcies

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Audit Committee

Our Audit Committee consists of three directors, each of whom are persons determined by our Board to be financially literate and persons determined by our Board to be independent directors, each within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators. Our Audit Committee is comprised of Colleen Campbell, who acts as chair of this committee, Adrienne Graves and Frank Tworecke. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit Committee, see “– Biographical Information Regarding the Directors and Executive Officers”.

Our Board has adopted a written charter as set forth in Appendix A, setting forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee assists our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal controls over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, offices, centers and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

External Auditor Service Fee

We incurred the following fees by our external auditor, KPMG LLP, during the period provided below:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit fees(1)	$879,220	$286,142
Audit-related fees(2)	$-	$456,096
Tax fees(3)	$220,146	$165,850
All other fees	$-	$-
Total fees paid	$1,099,366	$908,088

Notes:

(1)

Consist of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.

(2)	Consists primarily of fees related to the acquisition of Achieve TMS.

(3)	Consists of fees for tax consultation and compliance services, including indirect taxes.

The written charter of the Audit Committee provides that the Audit Committee must pre-approve the retaining of the auditors for any audit or non-audit service. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence. The Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the auditors for any non-audit service to the extent permitted by law, but pre-approval by such member or members so delegated must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

In connection with the Achieve TMS Acquisition, the Common Shares issued to the Vendors as consideration were subject to a lock-up period, which commenced on September 26, 2019, the closing date of the Achieve TMS Acquisition, and expired 15 months thereafter (on December 26, 2020). In addition, the Common Shares issued in connection with the Earn-Out consideration are subject to a lock-up period, which commenced on March 26, 2021 and will expire 15 months thereafter on June 26, 2022. Pursuant to the terms of their respective lock-up agreements, the Vendors agreed that they would not directly or indirectly permit or recognize the transfer of our Common Shares which they hold in their direct control or beneficially own, or grant, issue or sell any of these Common Shares, subject to certain exceptions.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations, nor are any such proceedings known by us to be contemplated.

We are not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body against us, nor have we entered into any settlement agreements before a court or with a securities regulatory authority.

PROMOTER

Greybrook Health has been considered a promoter of the Company in accordance with applicable securities legislation within the two most recently completed financial years of the Company. As of December 31, 2020, Greybrook Health beneficially owned, controlled or directed, directly or indirectly, 4,327,697 Common Shares (on a post-Share Consolidation basis), representing approximately 32.1% of the total issued and outstanding voting and equity securities of the Company (on a non-diluted basis).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our auditor is KPMG LLP, Chartered Professional Accountants, located at 100 New Park Place Number 1400, Vaughan, Ontario, L4K 0J3. KPMG LLP has prepared an independent auditor’s report dated March 30, 2021 in respect of the consolidated financial statements of the Company as at December 31, 2020 and 2019 and for each of the financial years then ended. KPMG LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for the Achieve TMS Purchase Agreement, the Credit Agreement and certain agreements entered into in the ordinary course of business, there are no material contracts entered into by the Company in the most recently completed financial year, or before the most recently completed financial year, that are still in effect.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s management information circular for the 2020 annual meeting of shareholders. Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis of our financial condition and results of operations for our most recently completed financial year ended December 31, 2020. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile on SEDAR at www.sedar.com.

Appendix A:
AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Greenbrook TMS Inc. (the “Company”).

1.	Statement of Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and related financial disclosure;

•	risk management;

•	internal control over financial reporting and disclosure controls and procedures; and

•	external and internal audit processes.

2.	Committee Membership

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Each Member shall be unrelated and independent, and the composition of the audit committee shall satisfy the independence, experience and financial expertise requirements of any and all securities exchange(s) on which the securities of the Company are listed and posted for trading and applicable U.S. and Canadian securities laws.

For the purpose of this Charter, the term “independent” shall have the meaning given to it in National Instrument 52-110 – Audit Committees (“NI 52-110”) and under applicable Nasdaq listing rules.

Members shall be appointed by the Board, taking into account any recommendation that may be made by the Governance, Compensation and Nominating Committee of the Board (the “GC&N Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the GC&N Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of its powers so long as there is a quorum in accordance with Section 3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the GC&N Committee.

Qualifications

At least three (3) Members shall be independent and financially literate as described above. In addition, at least one (1) Member shall be an “audit committee financial expert” within the meaning of U.S. securities laws and the Nasdaq listing rules. Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.	Committee Operations

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual reports.

Secretary and Minutes

The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

4.	Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

•	Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management’s discussion and analysis, financial reports, and other applicable financial disclosure, prior to the public disclosure of such information.

•	Review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies.

•	Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents as may be required under Canadian and/or U.S. securities laws, prior to the public disclosure of such documents or information.

•	Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”) or such other accounting principles that may be deemed necessary and desirable for the Company’s financial reporting in the future (including, without limitation, U.S. generally accepted accounting principles (“U.S. GAAP”)), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, U.S. GAAP or such other auditing principles, as applicable.

•	Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

•	Review the effectiveness of the Company’s policies and practices concerning financial reporting, any proposed changes in major accounting policies and the appointment and replacement of the person(s) responsible for financial reporting and the internal audit function.

Risk Management

•	Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

•	Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

•	Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

•	Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

•	Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

External Audit

•	Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company.

•	Confirm, at least annually, that the external auditors have submitted a formal written statement delineating all relationships between the auditor and the Company.

•	Ensure receipt from the external auditors timely reports of all critical accounting policies and practices to be used and all alternative treatments of financial information within generally accepting accounting principles that have been discussed with management, ramifications of the use of alternative disclosures and treatments and the treatment preferred by the external auditors.

•	Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

•	Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

•	Review the audit plan of the external auditors prior to the commencement of any audit. Establish and maintain a direct line of communication with the Company’s external auditors.

•	Meet in camera with (i) only the auditors, (ii) only senior executives of the Company (without the auditors present), or (iii) only the Members (without the auditors or senior executives of the Company present), where and to the extent that such parties are present, at any meeting of the Committee.

•	Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors.

•	Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

•	Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.

•	Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

•	Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

•	Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

•	Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

Associated Responsibilities

•	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

•	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	any violations of applicable law, rules or regulations that relates to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

•	Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

•	Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Duties

•	Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.	The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.	Committee Evaluation

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.	Access to Information and Authority to Retain Independent Advisors

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board and management will ensure that the Committee has adequate funding to fulfill its duties and responsibilities, as determined by the Committee, in its capacity as a committee of the Board for payment of:

•	compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

•	compensation to any advisers employed by the Committee as independent counsel or otherwise, as the Committee determines necessary to carry out its duties; and

•	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8.	Review of Charter

The Committee shall review and assess, at least annually, the adequacy of this Charter and recommend any proposed changes to the Board for consideration.